As filed with the Securities and Exchange Commission on November 24, 1997
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                      ------------------------------------


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------


                         EAST/WEST COMMUNICATIONS, INC.
             (Exact name of Registrant as specified in its charter)

        DELAWARE                             4812                   13-3964837
(State or other jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification Number)

                              350 STUYVESANT AVENUE
                               RYE, NEW YORK 10580
                                 (914) 921-6300
              (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                                VICTORIA G. KANE
                                    PRESIDENT
                              350 STUYVESANT AVENUE
                               RYE, NEW YORK 10580
                                 (914) 921-6300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent of service)

                                   Copies to:

  Robert Hurwich, Esq.                            Ilan K. Reich, Esq.
    Lynch Corporation                     Olshan Grundman Frome & Rosenzweig LLP
  Eight Sound Shore Drive                        505 Park Avenue
Greenwich, Connecticut 06830                New York, New York 10022
     (203) 629-3333                               (212) 753-7200

                APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE
            TO THE PUBLIC: As soon as practicable after the effective
                      date of this Registration Statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
                                                          PROPOSED
                                                          MAXIMUM              PROPOSED
   TITLE OF EACH CLASS OF                                AGGREGATE              MAXIMUM            AMOUNT OF
         SECURITIES                AMOUNT TO BE        OFFERING PRICE          AGGREGATE         REGISTRATION
      TO BE REGISTERED              REGISTERED            PER UNIT          OFFERING PRICE            FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par
value........................       1,772,198              .0001                $177.22              $3.54
=================================================================================================================

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                                LYNCH CORPORATION
                             EIGHT SOUND SHORE DRIVE
                           GREENWICH CONNECTICUT 06830
                                 (203) 629-3333


                                                             _____________, 1997

To Lynch Stockholders:


I am writing to advise you about a spin off of the stock of East/West Communications, Inc. (the "Company"), which you will receive shortly through a dividend on your Lynch common stock.

The Company is the successor to a partnership which was formed in 1996 by a subsidiary of Lynch and an FCC-qualified small business to acquire F-Block PCS licenses in the FCC auction. The partnership acquired five such licenses in 1997 covering a population of approximately 21 million, including the cities of Los Angeles and Washington, D.C. The net cost of the licenses was $19 million, of which $15.2 million is being financed by the U.S. government. A subsidiary of Lynch provided $3.6 million of the balance of the debt financing; originally as debt which, together with accrued interest (including commitment fees), is to be converted into preferred stock at the time of the spin off.

For each share of Lynch common stock owned by you on December 4, 1997, you will receive one share of Class A Common Stock of the Company. The distribution is expected to be made on or about December __, 1997. Lynch shareholders, in the aggregate, will receive 39.9% of the outstanding Common Stock of the Company. Due to FCC regulations, Lynch shareholders will receive Class A Common Stock, which will have lesser voting rights and minority representation on the Board of Directors. However, from an economic standpoint the two different classes of common stock will be treated equally.

For further information about the Company and the spin off, please read the enclosed Prospectus. As described more fully in the Prospectus, while the spin off will be taxable to shareholders, the amount will probably be fairly small.

I believe that while there are substantial risks attendant to this investment, the Company represents a significant opportunity for Lynch stockholders.

Mario J. Gabelli
Chairman of the Board and
  Chief Executive Officer

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1997

                                1,772,198 SHARES
                              CLASS A COMMON STOCK

                         EAST WEST/COMMUNICATIONS, INC.

  This Prospectus relates to (i) the distribution by means of a spin-off (the "Spin Off") of 1,417,048 shares of Class A Common Stock of East/West Communications, Inc. (the "Company") owned by Lynch Corporation ("Lynch") and
(ii) the transfer of 355,150 shares of Class A Common Stock by Lynch to Gabelli Funds, Inc. ("GFI") immediately prior to the Spin Off in satisfaction of the interest which GFI has in the partnership interest of Lynch's subsidiary in the Company's predecessor.

         Lynch has declared a dividend on its Common Stock of one share of Class A Common Stock for each share of Lynch Common Stock, payable on December __, 1997, to shareholders of record on December 4, 1997.

         Following the Spin Off, Lynch will not own any shares of Class A Common Stock of the Company, although it will continue to retain its ownership interest in $7.7 million of preferred stock of the Company

         The Class A Common Stock is not listed for trading on any national securities exchange or quotation system. Due to FCC regulations the Class A Common Stock has lesser voting rights than the Class B Common Stock and minority representation on the Board of Directors. See "Description of Capital Stock", beginning on page 40.
                  THE SECURITIES OFFERED HEREBY INVOLVES A HIGH
                  DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 6
                                THROUGH 17 BELOW.
                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

         This distribution is self-underwritten; neither the Company nor Lynch has employed an underwriter for the distribution of the Shares. The Company will bear all expenses of this distribution.

         No person is authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus nor any distribution of securities pursuant to this Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Prospectus.

                  The date of this Prospectus is ____ __, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the Securities Act of 1933, and will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC's Regional Office at Seven World Trade Center, New York, New York 10048 and at the SEC's Regional Office at Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60621. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                            PAGE

THE COMPANY....................................................................1
CAPITALIZATION.................................................................5
RISK FACTORS...................................................................6
SELECTED FINANCIAL DATA.......................................................18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.....................................................19
THE WIRELESS COMMUNICATIONS INDUSTRY..........................................21
LIMITATIONS OF CELLULAR TELEPHONE INDUSTRY....................................22
LEGISLATION AND GOVERNMENT REGULATION.........................................26
MANAGEMENT....................................................................36
CERTAIN TRANSACTIONS..........................................................38
PRINCIPAL STOCKHOLDERS........................................................39
DESCRIPTION OF CAPITAL STOCK..................................................40
DESCRIPTION OF CERTAIN INDEBTEDNESS...........................................43
FEDERAL INCOME TAX CONSEQUENCES...............................................43
PLAN OF DISTRIBUTION..........................................................44
EXPERTS  .....................................................................44
ADDITIONAL INFORMATION........................................................45
GLOSSARY .....................................................................46
INDEX TO FINANCIAL STATEMENTS................................................F-1

                                   THE COMPANY

         As used in this Prospectus with respect to a given area, the term "POPs" refers to the aggregate number of persons located in such area, based on the 1996 estimated U.S. population data in the 1996 PCS Atlas and Data Book published by Paul Kagan Associates, Inc. ("Kagan Associates") and the 1990 U.S. Census and the Population Estimate Program, U.S. Bureau of the Census, release date March 20, 1997. Unless the context otherwise requires, references to the "Company" herein refers to East/West Communications, Inc. See the "Glossary" beginning on page 46 for a definition of certain terms used herein. Certain of the information contained in this Prospectus, including information with regard to the Company's prospective business and its financial situation, are forward looking statements. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These sections do not apply to companies which are not subject to the reporting requirements of the securities laws at the time those statements are made. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. For a discussion of important risk factors that could affect such matters, see "Risk Factors" beginning on page 6.

         The Company was incorporated in August, 1997, as a successor to Aer Force Communications B, L.P. The Company holds five 10 megahertz personal communications services ("PCS") licenses to serve a population of approximately 21 million, including two of the top ten markets, Los Angeles and Washington D.C., plus Sarasota, Florida, Reno, Nevada and Santa Barbara, California. The total cost of these licenses was approximately $19 million, after a 25% bidding credit provided by the Federal Communications Commission ("FCC"). 80% of the cost of the licenses (or $15.2 million) was financed over ten years by the U.S. government (the "Government Financing"), with only payments of interest during the first two years.

         The Company believes that its PCS licenses have substantial potential. However, the Company has not yet adopted a business plan or determined how to finance its operations because of uncertainties relating to PCS, which makes evaluation difficult, including without limitation the newness of PCS, financing, affiliation and technology issues and the financial problems of certain C-Block licensees. Therefore, Company has not yet determined whether to develop its PCS licenses on its own, joint venture its licenses with other PCS or wireless telephone licenses holders or operators or others, or sell some or all of its licenses. The Company expects to continually evaluate these factors and to adopt a plan or plans once the financing, regulatory and market aspects of PCS are less uncertain. See "Risk Factors".

         The demand for wireless communications services in the United States has grown dramatically during the last five years. The number of cellular subscribers has grown from 5.3 million at December 31, 1990 to 44.0 million at December 31, 1996, representing a compound annual growth rate of 42%. Over the same time period, the wireless telephony penetration rate has grown from approximately 3% to approximately 17%, and is forecasted by Kagan Associates to reach approximately 47% by 2006.

         The Company's address is 350 Stuyvesant Avenue, Rye, New York 10580. Its telephone number is (914) 921-6300.

LICENSES

         The Company has five 10 megahertz F-Block PCS licenses as follows:


                                                                         Population          Cost (after 25%
     BTA No.         BTA Name                     1996 POPS           Growth Rates (1)       Bidding Credit)
---------------      ---------------------   ------------------     ------------------     ------------------

       262           Los Angeles, CA                15,513,588             1.07%                  $4,473,750

       461           Washington, D.C.                4,476,304             1.48%                   8,835,000


                                                                         Population          Cost (after 25%
     BTA No.         BTA Name                     1996 POPS           Growth Rates (1)       Bidding Credit)
---------------      ---------------------   ------------------     ------------------     ------------------

       408           Sarasota-Bradenton, FL            554,056             1.28%                   1,653,000

       372           Reno, NV                          465,782             3.10%                   1,787,250

       406           Santa Barbara-Santa Maria, CA     385,573             0.71%                   2,208,721

(1) Average compounded annual growth rates in populations between 1990 through 1996, based upon the 1990 U.S. Census and the Population Estimate Program, U.S. Bureau of the Census, Release date March 20, 1997.

SPIN OFF

         Lynch Corporation ("Lynch) currently owns all of the issued and outstanding shares of Class A Common Stock and Preferred Stock of the Company. The 1,417,048 shares of Class A Common Stock owned by Lynch which will be distributed in the Spin Off represent 39.9% of the outstanding Common Stock of the Company. Lynch has declared a dividend on its Common Stock of one share of Class A Common Stock for each share of Lynch Common Stock, payable on December __, 1997, to shareholders of record on December 4, 1997 (the "Spin Off"). The remaining 355,150 shares of Class A Common Stock will be transferred by Lynch to Gabelli Funds, Inc. ("GFI") in satisfaction of the interest which GFI has in the partnership interest of Lynch's subsidiary in the Company's predecessor. Lynch currently intends to retain ownership of the Preferred Stock but reserves the right to dispose of that investment as it deems appropriate. See "--Stock Ownership After the Spin Off" for a chart which details those ownership interests.

         The Company has no current plan to list or register the Class A Common Stock on any national securities exchange or on the NASDAQ market. Accordingly, there can be no assurance that a trading market will develop for the Class A Common Stock, and the ability to buy or sell shares of Class A Common Stock may be limited.

         The value of the stock distributed as a dividend in the Spin Off will be taxable to the recipient, although the Company believes that the taxable amount will be fairly small. See "Federal Income Tax Consequences."

POTENTIAL FUTURE ARRANGEMENTS WITH RIVGAM

         Rivgam Communicators, LLC ("Rivgam"), is an entity indirectly owned by GFI, of which Mario J. Gabelli is the Chairman and Chief Executive Officer and the principal shareholder. Rivgam holds 10 MHz D - and E-Block PCS Licenses covering approximately 33 million POPs in 11 BTAs, including the Los Angeles, Washington, DC and Reno, Nevada markets where the Company also holds F-Block PCS licenses. The cost of the licenses to Rivgam were as follows: BTA 262 Los Angeles - $31.9 million, BTA 461 Washington, D.C. - $4.1 million, and BTA 372 Reno, Nevada - $1.7 million. Rivgam did not qualify for or receive bidding credits or U.S. government financing. Rivgam also holds 10 MHz D - or E-Block licenses in Baltimore, Maryland, Philadelphia, Pennsylvania, San Diego, California, Buffalo, New York, Las Vegas, Nevada, Bakersfield, California, Atlantic City, New Jersey and Las Cruces, New Mexico.

         After the Spin Off, Rivgam's controlling shareholder GFI and Mr. Gabelli will be substantial holders of the Company's Class A Common Stock. In addition, Mr. Gabelli and his son will be directors of the Company. See "Risk Factors -- Other PCS and Wireless Telephone Interests," "Principal Stockholders" and "Management." For various reasons, including possibly more favorable terms or requirements for raising capital, it may be necessary or advisable for the Company to enter into joint venture and/or working or other arrangements (collectively "Arrangements") with holders of additional 10 MHz licenses. Rivgam would be a logical party with which to enter into such arrangements, which may cover BTAs other than where there is an overlap. See "Risk

Factors -- 10 MHz Licenses" and "-- Limited Territory Coverage." The ability of the Company to enter into any arrangements with Rivgam may be limited by law or FCC regulations, and there can be no assurance that the Company will be able to enter into such arrangements on terms which are favorable to it or at all. See "Risk Factors -- Government Regulation."

STOCK OWNERSHIP AFTER THE SPIN OFF

         Immediately after the Spin Off, the Company will be owned as follows:


                             CLASS A COMMON STOCK         CLASS B COMMON STOCK                  TOTAL COMMON STOCK
                         -------------------------    -------------------------     --------------------------------------

                                                                                                    BENEFICIAL
                                                                                                     OWNERSHIP       VOTING
SHAREHOLDERS                SHARES        PERCENT        SHARES         PERCENT        SHARES       PERCENTAGE       PERCENT
------------             ------------  ------------   ------------   ------------   ------------   ------------   ------------
Aer Force
Communications, Inc.               --           --       1,779,301         100%        1,779,301          50.1%          83.4%
Gabelli Funds, Inc.*          355,150          20.0%            --           --          355,150          10.0%           3.3%
Lynch Shareholders+         1,417,048          80.0%            --           --        1,417,048          39.9%          13.3%

------------------
* Due to his 23.1% ownership of Lynch common stock, Mr. Gabelli, the Chairman and Chief Executive Officer of GFI and Lynch Corporation, will also receive 327,087 shares of Class A Common Stock (18.5% of the Class A Common Stock, 9.2% of the total common stock and 3.1% of the voting rights) as a result of the Spin Off. See footnote 3 to the table under "Principal Shareholders."
+ Lynch Corporation (or a subsidiary) will own 7,800 shares of a non-convertible redeemable preferred stock.


PROCEEDS OF THE SPIN OFF AND FUTURE FUNDING REQUIREMENTS

    The Spin Off will not result in any net proceeds to the Company or Lynch. The Company will need to obtain capital in the near future in order to fund its interest payment obligations on the Government Financing and for working capital and general corporate purposes. There can be no assurance that the Company can raise sufficient capital to fund its obligations and finance the construction of its networks. Because the Company has incurred losses since inception and has not yet adopted a business plan or determined how to finance its operations and will need to obtain capital in the near future to fund its interest payment obligations and for working capital and general corporate purposes, the report of Ernst & Young LLP as to its 1997 and 1996 financial statements contains a going concern emphasis paragraph.

    In April, 1997, the FCC suspended F-Block interest payments on the Government Financing until further notice. The FCC has recently stated that F-Block interest payments will resume beginning March 31, 1998. If they had not been suspended, the Company's first three quarterly interest payments of (i) approximately $126,534 (on $8.1 million of F-Block debt at 6.25% for all licenses except Washington, DC) would have been due on each of July 28, 1997, October 28, 1997, and January 28, 1998 (approximately $380,000 total) and (ii) approximately $110,438 on the Washington DC license (based upon a $7.1 million principal amount at an interest rate of 6.25%) would have been due on each of September 27, 1997, December 27, 1997 and March 27, 1998 (approximately $331,000 total). One-eighth (1/8) of the suspended interest will be due on March 31, 1998 (approximately $89,000) and one eighth of the suspended interest would be payable on each of the next seven installment payment dates succeeding March 31, 1998, of each license.

    Beginning in the third license year, quarterly payments under the Government Financing will increase substantially as the Company begins to amortize principal as well as pay interest. See "Risk Factors -- Substantial Debt Obligations to the U.S. Government."

DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock, and does not expect to pay cash dividends on either class of its Common Stock in the foreseeable future. To the extent the Company obtains financing in the future, such funding sources may prohibit the payment of dividends. The Company currently intends to retain its earnings, if any, for use in its business. See "Risk Factors--Absence of Dividends" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

         The following table sets forth the pro forma capitalization of the Company effective immediately prior to the Spin Off. The Spin Off will not affect the capitalization of the Company. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


Government Financing(1)                                $15,166,177

Redeemable Preferred Stock(2)                            7,800,000


Class A Common Stock(3)                                        177

Class B Common Stock(3)                                        178

Additional Paid - in Capital(4)                            449,645

Shareholders Deficit Cumulative Losses(5)              (3,298,576)
                                                       -----------
Total Shareholders Deficit                            $(2,848,576)



(1)      See "Description of Certain Transactions"

(2)      See "Description of Capital Stock - Preferred Stock"

(3)      See "Description of Capital Stock - Common Stock"

(4)      Assumes an additional capital contribution of $250,000

(5)      Does not include losses after September 30, 1997


         1,417,048 of the outstanding shares of Class A Common Stock (approximately 80%) and all of the shares of the outstanding Preferred Stock are owned by Lynch or a subsidiary. 355,150 of the outstanding shares of Class A Common Stock (approximately 20%) are owned by GFI. All of the outstanding shares of Class B Common Stock (1,779,301) are owned by Aer Force Communications Inc. ("AFC"), all of whose capital stock is owned by Victoria G. Kane. See "Principal Stockholders." All the long-term debt is installment debt owed to the U.S. Government for the PCS licenses acquired by the Company. See "Description of Certain Indebtedness -- Government Financing."

                                  RISK FACTORS

DEVELOPMENT STAGE COMPANY; HISTORICAL AND EXPECTED FUTURE OPERATING LOSSES

         The Company was incorporated in August 1997 as a successor to a partnership organized in July 1996. The Company is at an early stage of development and has no operating history. Consequently, the Company does not have any meaningful historical financial information upon which a prospective investor could evaluate an investment in the Class A Common Stock of the Company to be distributed to Lynch stockholders in the Spin Off. The Company has incurred cumulative net losses through June 30, 1997 of approximately $2.9 million. These losses arose primarily from interest expense on loans for organizational and start-up activities and the Company's acquisition of PCS licenses in the F-Block Auction. The Company is subject to all of the risks typically associated with a start-up entity.

         The Company has not yet determined whether it intends to develop its PCS licenses on its own, joint venture its licenses with other PCS or wireless telephone license holders or operators or others, or sell some or all of its licenses. There are various FCC restrictions applicable to any joint venture or sale or other transfer of its licenses. If a license is sold for cash, the Company will need to redeem a corresponding proportion of the Preferred Stock. See "-- F-Block License Requirements," "Foreign Ownership Limitations," and "Description of Capital Stock -- Preferred Stock."

         If the Company determines to sell some or all of the licenses, not only will it have to comply with certain FCC transfer restrictions, but there is no assurance that any such sale could be effected on a profitable or timely basis. In addition, some or all of the consideration to be received in any such sale may not be cash and may be dependent, directly or indirectly, on the successful development by the purchaser of the licenses or other licenses or activities of the acquiror.

         Accordingly, many of the risks listed below relating to the development of PCS licenses may apply if the Company decides to joint venture its PCS licenses or even to sell its licenses. However, certain joint venturers or purchasers may already operate wireless telephone or other telecommunications operations or have greater background and experience in developing wireless telephony and possess greater organizational, management and/or financial resources. If the Company decides to joint venture its PCS licenses or sell its licenses other than for cash, the Company may be at risk with respect to the other operations of the joint venture or purchaser.

         If the Company decides to develop its PCS licenses (either on its own or as part of a joint venture), it (or the joint venture) would have to develop and implement a business plan, which may require attracting and retaining qualified individuals as managers and employees and developing a business infrastructure. As such, no assurance can be given as to the timing and extent of revenues and expenses, or the Company's (or the joint venture's) ability to successfully manage all the tasks associated with developing and maintaining a successful enterprise. Any failure by management to guide and control growth effectively, which includes implementing adequate systems, procedures and controls in a timely manner, could have a material adverse effect on the Company's business, financial condition and results of operations.

         If the Company (or a joint venture) develops the PCS licenses, it will incur significant operating losses and generate negative cash flow from operating activities during the next several years while it seeks to develop and construct its PCS networks and build a customer base. These losses and negative cash flow could be substantial and increase during the initial years of the build-out and operation of its PCS networks. There can be no assurance that the Company (or a joint venture) can successfully launch its services, or that it will achieve or sustain profitability or positive cash flow from operating activities in the future. If the Company (or a joint venture) cannot achieve operating profitability or positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements and, consequently, the Class A Common Stock may have little or no value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL DEBT OBLIGATIONS TO THE U.S. GOVERNMENT

         The Company has or must execute notes to the U.S. Government documenting the Company's installment payment obligations and a security agreement creating a first priority security interest in favor of the FCC in the PCS licenses (and the proceeds of any sale thereof) in the event of a default. The aggregate debt obligation of the Company to the U.S. Government pursuant to the Government Financing will be approximately $15.2 million. The Company will be required to make interest expense payments based on an interest rate of 6.25%. The Company will be required to make quarterly payments of interest only for the first two years of the license and payments of interest and principal over the remaining eight years of the license term. In the event that the Company is unable to meet its obligations under the Government Financing, or it (or any of its affiliates) is involved in certain insolvency or bankruptcy proceedings, or otherwise violates regulations applicable to holders of FCC licenses, the FCC could take a variety of actions, including requiring immediate repayment of amounts due under the Government Financing, repayment of certain bidding credits, revoking the Company's PCS licenses and fining the Company an amount equal to the difference between the price at which the Company acquired the licenses and the amount of the winning bids at their reauction, plus an additional penalty of three percent of the lesser of the subsequent winning bid and the Company's bid amount. In April, 1997, the FCC suspended interest payments on installment payment obligations with respect to C-Block and F-Block PCS licenses while it determines whether to give any relief to license holders with respect to the installment payment terms. The FCC's principal concern is the reported financial problems encountered by numerous C-Block PCS licensees. The FCC recently stated that F-Block interest payments would resume beginning March 31, 1998,when one-eighth (1/8) of suspended payments will be due, with the remaining seven-eighths being payable over the next seven installment payment dates succeeding March 31, 1998, for each license. There can be no assurance that the Company will be able to meet its obligations under the Government Financing or, in the event of a failure to meet such obligations, first the FCC will not require immediate repayment of amounts due under the Government Financing or revoke the Company's PCS licenses. In either such event the Company may be unable to meet its obligations to other creditors.

ABILITY TO SERVICE DEBT; SUBSTANTIAL LEVERAGE; SIGNIFICANT CAPITAL REQUIREMENTS; RESTRICTIVE COVENANTS

         The Company's leverage is substantial in relation to its equity. At the time of the Spin Off, the Company's total indebtedness will be $15.2 million; it will have $7.3 million of Preferred Stock subject to mandatory redemption under certain circumstances; and its initial stockholders' deficit will be approximately $2.4 million.

         Based upon the interest rate of 6.25%, the Company will need $948,000 per year to pay interest on the Government Financing in years one and two (plus approximately $356,000 per year of suspended interest payable in 1998 and 1999), and $2,424,000 per year to pay interest and principal on the Government Financing in years three through ten. The Company does not expect to have any revenue from operations in years one and two and does not know when, if ever, it may have positive cash flow from operations. Unless the Company raises additional funds, it cannot meet its interest obligations on the Government Financing when payments, which are currently suspended, are resumed. The Company will have to raise funds in the near future in order to make interest payments on the Government Financing and for working capital and general corporate purposes. There is no assurance that the Company can raise sufficient funds. The report of the Company's independent auditors with respect to the financial statements of the Company for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and the period from July 26, 1996 (inception) to June 30, 1997 contains a paragraph as to the Company's ability to continue as a going concern. Among the factors cited by the auditors as raising substantial doubt as to the Company's ability to continue as a going concern is that, with respect to the periods covered, the Company has incurred losses since inception and has not yet adopted a business plan or determined how to finance its operations and will need to obtain capital in the near future in order to fund its interest payment obligations on the Government Financing and for working capital and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the notes thereto and the Report of Independent Auditors included therein.

         In addition, if the Company (or a joint venture) determines to develop and build out the licenses, substantial additional funds will be required. The Company has not estimated how much construction of a PCS system would cost or determined how it would obtain the necessary funds. Any borrowings from third parties are likely to contain various restrictions, including restrictions that significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. If the Company fails to comply with the restrictive covenants with respect to such borrowings, the Company's obligation to repay such obligations may be accelerated. In addition to the restrictive covenants such borrowings may require the Company to maintain certain financial ratios. The failure of the Company to maintain such ratios would constitute events of default, notwithstanding the ability of the Company to meet its debt service obligations. An event of default would allow the lender to accelerate the maturity of such indebtedness.

         In addition, the Company has an obligation to redeem its Preferred Stock on the earlier of (i) December 1, 2009, (ii) upon a change of control of the Class A or Class B Common Stock or (iii) upon the sale of one or more PCS licenses directly or indirectly for cash in an amount proportional to that number of persons covered by the sale of such licenses compared to the total persons covered by the Company's five initial PCS licenses, in each case based on the 1996 or most recent subsequent estimate by the United States Bureau of Census. See "Description of Capital Stock -- Transfer Restriction -- Preferred Stock."

         The successful implementation of a Company strategy (which may include the sale of some or all of its PCS licenses), among other things, is necessary for the Company to be able to meet its debt service and significant capital requirements. In addition, if the Company (or a joint venture) determines to develop the licenses, the Company's ability to satisfy its debt service obligations once its PCS networks are operational will be dependent upon the Company's future performance, which is subject to a number of factors that are beyond the Company's control. There can be no assurance that the Company's PCS networks can be completed or that, once completed, the Company will generate sufficient cash flow from operating activities to meet its debt service and working capital requirements. Any failure or delay in meeting these debt service requirements, and in particular, the requirements of the Government Financing, could have a material adverse effect upon the Company's business, results of operations and financial condition. See "--Substantial Debt Obligations to the U.S. Government."

         The Company's ability to obtain any additional necessary financing or refinancing will depend on, among other things, its financial condition, any restrictions governing its indebtedness and other factors, including market conditions, that are beyond the control of the Company. Further, in the event the implementation of its PCS networks is delayed or the Company does not generate sufficient cash flow to meet its debt service or capital requirements, the Company may need to seek additional financing. There can be no assurance that any such financing or refinancing could be obtained on terms that are favorable to the Company, or at all. In the absence of such financing or refinancing, the Company could be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to realizing the highest price for such assets. A substantial portion of the Company's assets consist of intangible assets, principally PCS licenses granted by the FCC, the value of which will depend upon a variety of factors. Such licenses may only be transferred to other entities that meet the FCC requirements for F-Block license holders during the first five years of the initial license term, which may significantly impact the ability of the Company to realize the value of such licenses. Further, transfers to entities not meeting such requirements in years six through ten of the initial license term will subject the Company to substantial unjust enrichment penalties. There can be no assurance that the Company's assets could be sold, or sold quickly enough, or for a sufficient amount, to enable the Company to meet its obligations. "-- F-Block License Requirements" and "-- Foreign Ownership Limitations."

MANAGEMENT OF GROWTH; NEED TO ESTABLISH INFRASTRUCTURE

         Implementation of the Company's plans will place substantial demands on the Company's executive resources. As of the date hereof, the Company has no employees, and the Company's directors and officers only provide a limited amount of time to the affairs of the Company. If the Company (or a joint venture) is to develop the licenses, it will need to hire a significant number of employees, including a Chief Operating Officer and possibly a Chief Executive Officer and/or Chief Financial Officer. There can be no assurance that the Company (or a joint venture) will be able to manage effectively the development of its operations and facilities, to attract and retain qualified personnel, or to achieve the rapid execution necessary to exploit fully the market opportunity for the Company's wireless communications services. Any inability to manage growth effectively could have a material adverse effect on the Company's business, results of operation and financial condition. See "-- Dependence on Key Personnel," and "Management."

PCS NETWORK CONSTRUCTION AND IMPLEMENTATION RISKS

         If the Company (or a joint venture) is to develop the PCS licenses, the proposed construction and implementation of its PCS networks would involve a high degree of risk including, but not limited to, network design, site selection and acquisition, equipment availability and microwave relocation. See "--Relocation of Incumbent Fixed Microwave Licenses." The Company (or a joint venture) would intend to rely on third parties to undertake substantially all of the construction and implementation of its PCS networks. There can be no assurance that the Company (or a joint venture) can successfully develop and implement the Company's PCS networks. Any failure to do so would have a material adverse effect upon the Company. If the Company's construction plan is not properly implemented on a timely basis, the Company may not be able to provide services competitive with those provided by the cellular and other PCS operators in its markets. In such event, the Company's PCS subscriber growth would be limited and the Company's business, results of operations and financial condition would be materially adversely affected. Successful development of a PCS operation would be dependent, among other things, (i) on proper network design, including the appropriate choice of technology to be utilized, (ii) the ability to lease or acquire numerous sites for the location of base station transmitter equipment and (iii) the availability for purchase of infrastructure equipment which may be in short supply.

         In addition, each of the Company's PCS licenses is subject to an FCC requirement that the Company construct PCS networks that provide adequate service to at least one-quarter of the population in each such PCS market within five years of the date which the license was granted (the "License Grant Date") of the applicable license or make a showing of substantial service in its licensed area within five years of the license grant date. There can be no assurance that this required coverage will be achieved by the Company in accordance with FCC requirements, and failure to comply with these requirements in any market could cause revocation of the Company's PCS licenses or the imposition of fines or other sanctions by the FCC. See "-- Government Regulation" and "Legislation and Government Regulation." In addition, winners of A-Block and B-Block PCS licenses, which were granted in June 1995, and certain C-Block licenses which were granted between September 1996 and January 1997 have a significant head-start in constructing their networks. Likewise, the incumbent cellular licensees in each market have been operating their networks for five-to-10 years, and are upgrading their networks to use digital technology. Thus, the construction and implementation of the Company's PCS networks must be completed on a timely basis, and any delays could have a material adverse effect on the Company.

DEPENDENCE ON OTHER THIRD PARTIES

         If the Company (or a joint venture) determines to develop the PCS licenses, the Company will likely rely significantly upon third parties to provide equipment and services, to distribute the Company's products and services and to provide certain functions such as customer billing. There can be no assurance that such third parties will provide acceptable equipment and services on a timely basis and any failure to do so will have a material adverse effect upon the Company's business, results of operations and financial condition. See "-- PCS Network Construction and Implementation Risks."

RISKS RELATING TO SELECTION OF DIGITAL TECHNOLOGY

         If the Company (or a joint venture) were to develop the PCS licenses, it will be required to choose from among several competing and potentially incompatible digital technologies in order to build and operate a PCS system. Certain of the newer technologies, such as Code Division Multiple Access ("CDMA"), offer potential benefits, but have been implemented only on a limited basis in the United States and abroad and are unproven, particularly with respect to PCS. To some extent, the choice of technology may be substantially influenced by what other PCS licensees choose and what financing may be provided by the supplier of the equipment. There can be no assurance that the Company will choose the appropriate technology or that the technology chosen will be successful. The selection of a particular protocol technology could adversely affect the ability of the Company to successfully offer PCS service. See "Wireless Communications Industry."

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

         For a period of up to five years after the grant of a PCS license, PCS licensees may be required to share spectrum with existing fixed microwave licensees operating on the F-Block spectrum. To secure a sufficient amount of unencumbered spectrum to operate its PCS networks efficiently, the Company may need to pay to relocate existing microwave paths to alternate spectrum locations or transmission technologies. In an effort to balance competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted
(i) a transition plan to relocate such microwave incumbents and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS license, the benefitting PCS licensees are required to share the costs of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time remaining microwave incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. There can be no assurance that the Company will be able to reach timely agreements to relocate these incumbents on terms acceptable to the Company. Any delay in the relocation of such licensees may adversely affect the Company's ability to commence timely commercial operation of its PCS networks. Furthermore, depending on the terms of such agreements, if any, the Company's ability to operate its PCS networks profitably may be adversely affected.
See "Legislation and Government Regulation."

LIMITED TERRITORY COVERAGE

         If the Company (or a joint venture) were to develop the PCS licenses, its areas of services would be relatively limited, and it would be necessary to enter into joint ventures or other affiliation arrangements with other service providers to give its customers a broader area of services and those other providers would have to have compatible technology.

COMPETITION

         PCS is a new technology and service and, as a result, the level and timing of development of a customer base for PCS applications, on which the Company's future revenues depend significantly, is uncertain. In the development of the PCS market, the Company and other PCS licensees will be competing with the more established cellular industry, as well as other wireless communications technologies, existing and future, with similar service offerings. Many of the Company's PCS and cellular telephone competitors, including joint ventures involving the nation's largest local and long distance telephone carriers and cable television companies, have substantially greater access to capital than the Company, substantially greater financial, technical, marketing, sales and distribution resources than those of the Company, and significantly more experience than the Company in providing wireless services. Several of the Company's competitors are expected to market other services, such as cable television service, landline telephone service and internet access with their wireless communications service offerings. In addition, several competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless communications networks that cover most of the United States.

         Assuming that the Company (or a joint venture) determines to develop its PCS licenses, the Company will compete directly with up to five other PCS providers in each of its markets. Providers holding the A- and B-Block licenses auctioned by the FCC will have an advantage over the F-Block licensees because the A- and B-Block licenses were granted on June 23, 1995, giving these companies a significant head start in building out and operating their PCS networks. C-Block licenses were awarded in September 1996 and January 1997 and will have a lesser time advantage over D, E and F-Block licenses. In September, 1997, the FCC gave C-Block licensees the right to turn back to the FCC 15 MHz of their 30 MHz of spectrum for a reduction of debt. Any such spectrum returned would be reauctioned. Other PCS licensees in the Company's license areas include Cox Enterprises, American Personal Communications, Pacific Telesis, Nextwave, AT&T, Inc., Rivgam Communicators L.L.C., OPCSE- Galloway Consolidated, Aerial Communications, PCS Prime Co., Sprint COM, Inc., BellSouth Wireless, Inc., Sprint Spectrum, PCS 2000, L.P., Alpine PCS, Inc. and Entertainment Unlimited. The FCC recently modified its rules to permit the partitioning and disaggregation of broadband PCS licenses into licenses to serve smaller service areas, which could allow other new entrants to enter wireless markets served by the Company. Additionally, the Company will compete with existing cellular providers in its markets, most of which have infrastructure in place, have an established brand identity, have generated positive cash flow and have been operational for as many as ten years or more. The Company expects that many cellular operators will upgrade their networks to provide comparable digital services in competition with the Company. Cellular operators in the Company's license areas include BellSouth, Bell Atlantic NYNEX Mobile, GTE Mobilenet, Air Touch and GTE Mobilenet.

         The success of the Company's PCS service business will depend upon its ability to compete, especially with respect to pricing, service, reliability and availability of features, such as data and voice transmission, call waiting, call forwarding and short messaging capability. In addition to PCS and cellular operators, the Company may also face competition from other existing communications technologies, such as conventional mobile telephone services, specialized mobile radio ("SMR") service, enhanced SMR ("ESMR") service, paging services (including two-way digital paging), and domestic and global mobile satellite service ("MSS"). Nextel is providing competitive wireless communications pursuant to an ESMR system. In the future, cellular and PCS service will also compete more directly with traditional landline telephone service operators, energy utilities, local multipoint distribution service ("LMDS") providers, and cable and wireless cable operators seeking to offer communications services by leveraging their existing infrastructure. The FCC in the spring of 1997 also auctioned 30 MHZ of spectrum in the 2.3 GHz band for wireless communications services ("WCS"). The FCC has proposed that WCS providers be permitted to offer a broad range of fixed, mobile radio location and satellite broadcast services, some of which could be in competition with the Company's service offerings. The FCC has also announced rules for the auction of 1300 megahertz ("MHz") of spectrum in the 27.5 - 29.5 Ghz and 31.0 - 31.3 Ghz bands for LMDS commencing in December 1997. The FCC contemplates that the LMDS spectrum would provide very high subscriber capacity for two-way video telecommunications. The Company may also face competition from new technologies.

OTHER PCS AND WIRELESS TELEPHONE INTERESTS

         Victoria G. Kane, a director of the Company and the sole shareholder of AFC, the holder of all of the Class B Common Stock (which constitutes 50.1% of the common stock of the Company), is also the majority stockholder of Fortunet Wireless Communications Corporation, which is the General Partner and 50.1% equity owner of Fortunet Communications, L.P. Fortunet owns 30 MHz C-Block PCS licenses for 31 BTAs but currently has no interest in PCS licenses in any of the BTAs where the Company has licenses. Ms. Kane, AFC, and/or Fortunet may participate, directly or indirectly, in other spectrum auctions or in other telecommunications investments.

         Mario J. Gabelli is a director of the Company and the Chairman and Chief Executive Officer and the largest shareholder of Lynch. Mr. Gabelli is also the Chairman and Chief Executive Officer of GFI which, immediately prior to the Spin Off, will own 10% of the Common Stock of the Company. Lynch owns all of the Preferred Stock of the Company. GFI is also the owner of Rivgam, which owns 10MHz D and E Block PCS licenses in 11 BTAs, including Los Angeles, Washington, D.C. and Reno, Nevada where the Company has licenses. GFI also has a 49.9% interest in Bal/Rivgam L.L.C., which won licenses in the 2.3 GHz band for WCS. One of the 2.3 GHz licenses includes Los Angeles where the Company has a license. A Lynch subsidiary has a 49.9% limited partnership interest in Fortunet Communications, L.P. Each of Lynch, GFI and Mr. Gabelli may also participate directly or indirectly, in the other spectrum auctions, including the LMDS auction scheduled to commence later this year or in other telecommunications investments. See "--Competition."

10MHZ LICENSES

         Cellular telephone licenses are for 25 MHz of spectrum each and the PCS licenses in the A, B and C- Blocks are for 30 MHz of spectrum each. The D, E and F-Block licenses, which have only 10MHz of spectrum, therefore have less capacity with which to provide wireless telephone service. This may eventually limit growth opportunities as demand increases in the future for mobile PCS services. In addition, the cost to build out a digital mobile PCS system to an equivalent standard may be greater with a 10 MHz license than with either a 25 MHz cellular or 30 MHz PCS license. Potential lenders may also require that 10 MHz licensees have arrangements for additional spectrum. As a result, the Company may either initially, or at a later time, have to joint venture or make other arrangements with holders of additional spectrum in order to provide the amount or breath of service to be or remain competitive, or may consider the provision of telephone services other than mobile PCS such as fixed wireless local loop, data or internet access. The ability of the Company to enter into certain arrangements is limited by FCC regulations, and there can be no assurance that the Company will be able to enter into such arrangements on terms favorable to it or at all.

LIMITED OPERATING HISTORY FOR PCS NETWORKS

         PCS networks have an extremely limited operating history in the United States and there can be no assurance that operation of these networks will become profitable. In addition, the extent of potential demand for PCS in the Company's markets cannot be estimated with any degree of certainty. The wireless communications industry is experiencing significant technological changes, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand. As a result, the future prospects of the industry and the Company and the success of PCS and other competitive services remain uncertain.

GOVERNMENT REGULATION

         The spectrum licensing, construction, operation, sale and interconnection arrangements of wireless communications networks are regulated to varying degrees by state regulatory agencies, the FCC, Congress, the courts and other governmental bodies. There can be no assurance that any of these governmental bodies having jurisdiction over the Company will not adopt or change regulations or take other actions that would adversely affect the Company's business, financial condition or results of operations. Although the FCC has issued rules regarding the F-Block Auction and numerous other matters, not all of them have been subject to FCC or judicial interpretation. Accordingly, for certain matters (such as the structure of its Board of Directors and management), the Company is relying on public and private informal interpretation of the rules from the staff of the FCC. The FCC is not bound by such informal interpretation of FCC staff and there can be no assurance that the FCC or the courts will agree with the staff's interpretation. Many of these rules also require ongoing compliance that the Company may not be able to satisfy despite diligent efforts. A failure to comply with FCC rules could subject the Company to serious penalties and have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, although the Company's PCS licenses are renewable after the expiration of their 10-year terms, there can be no assurance that the Company's licenses will be renewed.

         The FCC has consented to the transfer of the PCS licenses from Aer Force Communications B, L.P. to the Company. The 30-day period to appeal that consent has not expired; however, the Company believes that if an appeal is brought, it would not be successful.

         The Telecommunications Act of 1996 (the "1996 Act") mandates significant changes in existing regulation of the telecommunications industry that are intended by Congress to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. Included in these mandates are requirements that local exchange carriers ("LECs") must: (i) permit other competitive carriers, which may include PCS licensees, to interconnect to their networks; (ii) establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks and (iii) offer resale of their telecommunications services. In addition, incumbent LECs are required to offer interconnection and access to unbundled network elements at cost-based rates (plus a reasonable profit), as well as significant resale discounts. The implementation of these mandates by the FCC and state authorities potentially involves numerous changes in established rules and policies that could adversely affect the Company's business, financial condition and results of operations.

         In March 1997, CAI Wireless Systems, Inc. (and certain subsidiaries) ("CAI") filed petitions to deny various D, E and F-Block PCS licenses, including the Company's license for Washington, D.C., because it feared that PCS operations might cause interference with petitioners' wireless cable services. In June 1997 the FCC dismissed all of those petitions on the grounds that CAI failed to establish standing because it failed to allege specific facts supported by affidavit demonstrating that applicants would cause CAI interference if their applications were granted. It is possible that CAI, or others similarly situated, might attempt to raise this issue at a later date.

         The FCC has proceedings in process that could open up other frequency bands for wireless telecommunications and PCS-like services. There can be no assurance that these proceedings will not adversely affect the Company and the Company's ability to offer a full range of PCS services. See "Risk Factors -- Substantial Debt Obligations to the U.S. Government" "-- F-Block License Requirements," "-- Foreign Ownership Limitations, "-- Effect of Control by Certain Stockholders" and "Legislation and Government Regulation."

F-BLOCK LICENSE REQUIREMENTS

         When the FCC allocated spectrum to public auction for PCS, it designated the F-Block as an "Entrepreneurs' Block." FCC rules require F-Block applicants and licensees (collectively, "Entrepreneurs") to meet various qualifications.

         The FCC has determined that Entrepreneurs that qualify as a Very Small Business and win PCS licenses are eligible to receive a loan from the U.S. Government for 80% of the dollar amount of their winning bids in the F-Block Auction (a "F-Block Loan"). The Government Financing provided to the Company is F-Block Loans. See "Description of Certain Indebtedness." In order to ensure continued compliance with the FCC rules, the FCC has announced its intention to conduct random audits during the initial 10-year PCS license terms. There can be no assurance that the Company will continue to satisfy any of the F-Block license requirements, and the failure to do so would have a material adverse effect on the Company.

         Entrepreneurs Requirements. In order to hold a F-Block license, an entity must have: (i) less than $125 million in gross revenues (the "Entrepreneurs Revenues Limit") for the two years preceding the auction and (ii) less than $500 million in total assets (excluding the value of C-Block licenses) (the "Entrepreneurs Asset Limit" and, together with the Entrepreneurs Revenues Limit, the "Entrepreneurs Requirements"). To qualify for the F-Block Auction, an entity had to have met the Entrepreneurs Revenues Limit for each of the two years prior to the auction and the Entrepreneurs Asset Limit at the time it filed its application to qualify for the F-Block Auction on FCC Form 175 (the "Short Form"). For at least five years after obtaining an F-Block license, a licensee must continue to meet the Entrepreneurs Requirements, which are modified for such five-year period to exclude certain assets and revenues from being counted toward the Entrepreneurs Asset Limit and the Entrepreneurs Revenues Limit, respectively. Additional amounts are excluded if the licensee maintains an organizational structure that satisfies the Control Group Requirements described below. In calculating a licensee's gross revenues for purposes of the

Entrepreneurs  Requirements,   the  FCC  includes  the  gross  revenues  of  the
licensee's affiliates, those persons or entities that hold interests in the licensee, and the affiliates of such persons or entities.

         By claiming status as an Entrepreneur, the Company qualified for the F-Block Auction. If the FCC were to determine that the Company did not satisfy the Entrepreneurs Requirements at the time it participated in the F- Block
Auction or that the Company fails to meet the ongoing Entrepreneurs Requirements, the FCC could revoke the Company's PCS licenses, fine the Company or take other enforcement actions, including imposing the Unjust Enrichment Penalties described below. See "Legislation and Government Regulation - F-Block License Requirements Transfer Restrictions - Unjust Enrichment." Although the Company believes it has met the Entrepreneurs Requirements, there can be no assurance that it will continue to meet such requirements or that, if it fails to continue to meet such requirements, the FCC will not take action against the Company, which could include revocation of its PCS licenses.

         Very Small Business Requirements. An entity that meets the Entrepreneurs Requirements may also apply to receive certain preferential financing terms if it meets certain requirements to qualify as a Small Business or a Very Small Business (the "Small Business Requirements" or "Very Small Business Requirements"). The preferential financing terms for Very Small Businesses, include a 25% bidding credit (the "Bidding Credit") and the ability to make quarterly interest-only payments on its F-Block Loan for the first two years of the license term. To meet the Very Small Business Requirements, a licensee must have had annual average gross revenues of not more than $15 million for the three calendar years preceding the date it filed its Short Form. In calculating a licensee's gross revenues for purposes of the Very Small Business Requirements, the FCC includes the gross revenues of the licensee's affiliates, those persons or entities that hold interests in the licensee, and the affiliates of such persons or entities.

         By claiming status as a Very Small Business, the Company qualified for the 25% Bidding Credit and the most favorable installment payment terms. If the FCC were to determine that the Company does not qualify as a Very Small Business, the Company could, at a minimum, be forced to give up any benefits for which it was not eligible. Further, the FCC could revoke the Company's PCS licenses, fine the Company or take other enforcement actions, including imposing the Unjust Enrichment Penalties. Although the Company has structured itself to meet the Very Small Business Requirements, there can be no assurance that it will remain in compliance with these requirements or that, if it fails to continue to meet such requirements, the FCC will not take action against the Company, which could include revocation of its PCS licenses.

         Control Group Requirements. If an F-Block licensee maintains an organizational structure in which at least 25% of its total equity on a fully diluted basis is held by a control group (the "Control Group") that meets certain requirements (the "Control Group Requirements"), the FCC excludes certain assets and revenues from such licensee's total revenues and assets, thereby making it easier for the licensee to meet the Entrepreneurs Requirements and the Very Small Business Requirements. The Control Group Requirements mandate that the Control Group, among other things, have both actual and legal control of the licensee. Further, the FCC permits licensees to qualify under the Control Group Requirements pursuant to an alternative structural option (the "Qualifying Investor Option"), in which: (i) an established group of investors meeting certain financial qualifications (the "Qualifying Investors") that own at least 15% of the equity interest on a fully diluted basis and 50.1% of the voting power in the F-Block licensee and (ii) additional members ("Additional Control Group Members") that hold at least 10%, on a fully diluted basis, of the equity interest in the F-Block licensee. Additional Control Group Members must be either: (a) the same Qualifying Investors of the Control Group, (b) members of the licensee's management or (c) non-controlling institutional investors, including venture capital firms. To take advantage of the FCC's Qualifying Investor Option, a F-Block licensee must have met the Qualifying Investor Option requirements at the time it filed its Short Form and must continue to meet the Qualifying Investor Option requirements for three years following the License Grant Date. Commencing the fourth year of the license term, the FCC rules (i) eliminate the requirement that the Additional Control Group Members meet certain qualifications and (ii) allow the licensee to reduce the minimum required equity interest held by the Control Group's Qualifying Investors from 15% to 10%.

         In order to meet the Control Group Requirements, the Company's Certificate of Incorporation provides that the Company's Class B Common Stock, as a class, must constitute 50.1% of the voting power of the Company. There can be no assurance that the Company will remain in compliance with the Control Group Requirements or, if it fails to continue to meet such requirements, that the FCC will not take action against the Company, which could include revocation of its PCS licenses. Although the Company has taken these and other steps to meet the Control Group Requirements, there can be no assurance that the Company has or will continue to meet the Control Group Requirements, and the failure to meet such requirements would have a material adverse effect on the Company.

         Asset and Revenue Calculation. In determining whether an entity qualifies as an Entrepreneur and/or as a Very Small Business, the FCC counts the gross revenues and assets of the entity's "financial affiliates" toward the entity's total gross revenues and total assets. Financial affiliation can arise from common investments, familial or spousal relationships, contractual relationships, voting trusts, joint venture agreements, stock ownership, stock options, convertible debentures and agreements to merge. Affiliates of noncontrolling investors with ownership interests that do not exceed the applicable FCC nonattributable investor ownership thresholds are not attributed to F-Block licensees for purposes of determining whether such licensees financially qualify for the applicable F-Block Auction preferences. The Entrepreneurs Requirements and the Very Small Business Requirements provide that, to qualify as a nonattributable investor, an entity may not own more than 25% of the Company's total equity on a fully diluted basis. There can be no assurance that the Company will not exceed these passive investor limits or otherwise violate the Entrepreneur Requirements and/or the Very Small Business Requirements.

         In addition, if an entity makes bona fide loans to a F-Block licensee, the assets and revenues of the creditor would not be attributed to the licensee unless the creditor is otherwise deemed an affiliate of the licensee, or the loan is treated by the FCC as an equity investment and such treatment would cause the creditor/investor to exceed the applicable ownership interest thresholds (for purposes of both the financial affiliation and foreign ownership rules). Although the FCC permits a creditor/investor to use standard terms to protect its investment in F-Block licensees, such as covenants, rights of first refusal and super-majority voting rights on specified extraordinary issues, the FCC has stated that it will be guided, but not bound, by criteria used by the Internal Revenue Service to determine whether a debt investment is bona fide debt. The FCC's application of its financial affiliation rules is largely untested and there can be no assurance that the FCC or the courts will not treat certain of the company's lenders or investors as financial affiliates of the Company.

         Transfer Restrictions. In addition, the FCC prohibits F-Block licensees from assigning or transferring control of any of their F-Block licenses for a period of at least five years from the License Grant Date to any entity that fails to satisfy the Entrepreneurs Requirements during such period. After the fifth year, all transfers and assignments remain subject to the Unjust Enrichment Penalties. The effect of this prohibition will likely deter or delay unsolicited changes in control of the Company. See "Legislation and Government Regulation -- F-Block License Requirements -- License Transfer Restrictions -- Unjust Enrichment" and "Description of Capital Stock Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Delaware Law and Control Group Requirements."

         The Company (i) believes that it has structured itself to satisfy the Entrepreneurs Requirements, (ii) intends to diligently pursue and maintain its qualification as a Very Small Business and (iii) has structured the Class A and Class B Common Stock in a manner intended to ensure compliance with the applicable FCC Rules, The Company has relied on representations of its investors to determine its compliance with the FCC's rules applicable to F-Block licensees. There can be no assurance, however, that the Company's investors or the Company itself will continue to satisfy these requirements during the term of any PCS license granted to the Company or that the Company will be able to successfully implement divestiture or other mechanisms included in the Company's Certificate of Incorporation which are designed to ensure compliance with FCC rules. Any non-compliance with FCC rules could subject the Company to serious penalties, including revocation of its PCS licenses. See "-- Substantial Debt Obligations to the U.S. Government; "-- Effect of Control by Certain Stockholders," "-- Foreign Ownership Limitations" and "Legislation and Government Regulation."

FOREIGN OWNERSHIP LIMITATIONS

         The FCC must determine that it is in the public interest for more than 25% of the capital contribution of the parent of a PCS licensee to be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation (and such licenses are so held). The restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. entities. The FCC Form 600 (the "Long Form") filed by the Company with the FCC after the completion of the F-Block Auction indicates that the Company's foreign ownership does not exceed 25%. However, if the foreign ownership of the Company were to exceed 25% in the future, the FCC could revoke the Company's PCS licenses. Further, the Company's Certificate of Incorporation enables the Company to redeem shares from holders of the Common Stock whose acquisition of shares results in a violation of such limitation. The restrictions on foreign ownership could adversely affect the Company's ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities. See "Description of Capital Stock -- Common Stock -- Redemption by the Company" and "Legislation and Government Regulation."

         The recent World Trade Organization ("WTO") agreement on basic telecommunications services could eliminate or loosen foreign ownership limitations but could also increase the Company's competition. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies, effective as early as January 1, 1998. Under the WTO agreement, the United States agreed to eliminate the foreign ownership limits if the alien investment is domiciled in another WTO country; however there can be no assurance as to when or if the FCC will change its policy.

EFFECT OF CONTROL BY AFC

         As the Control Group of the Company, AFC has at least 50.1% of the voting power of the outstanding equity of the Company and will be entitled to elect up to three members (the "Class B Directors") to the Company's Board of Directors, who will have votes comprising a total of three full votes. It also has to have actual control of the Company. The remaining members of the Board of Directors, as elected by the holders of Class A Common Stock, will have votes comprising a total of two full votes. There can be no assurance that the Company has met or will be able to continue to meet the Control Group Requirements. See "--F-Block License Requirements."

         Control of the Company by AFC will likely deter and delay unsolicited changes in control of the Company. In addition, other provisions of the Company's Certificate of Incorporation and Bylaws as well as provisions under Delaware Law may discourage potential acquisition proposals. See "Description of Capital Stock -- Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Delaware Law and Control Group Requirements."

DEPENDENCE ON KEY DIRECTORS AND OFFICERS

         The Company has no employees. Accordingly, the Company's future performance depends in substantial part upon the continued contributions of its key directors and officers. The loss of the services of these directors and/or officers, who have no obligation to continue as such, could have a material adverse effect upon the Company's business, results of operations and financial condition. The Company believes there is and will continue to be intense competition for personnel with experience in the wireless industry as the emerging PCS market develops. There can be no assurance that the Company can attract, assimilate or retain other highly qualified personnel in the future. See "Management of Growth; Need to Establish Infrastructure and "Effect of Control by Certain Stockholders."

HEALTH RISKS

         Allegations have been raised that the use of hand-held cellular/PCS phones may pose health risks to humans due to RF emissions from the handsets. Studies performed by wireless telephone equipment manufacturers dispute these allegations, and a major industry trade association and certain governmental agencies have stated publicly that the use of such phones poses no undue health risk. Regardless of the truth of these allegations, they could have an adverse effect on the Company. In addition, digital wireless telephones have been shown to cause interference to some electronic devices, such as hearing aids and pacemakers.

         Concerns over RF emissions also may have the effect of discouraging the use of wireless communication devices, such as the PCS phones to be used with the Company's networks. The FCC recently added new guidelines and methods for evaluating the environmental effects of RF emissions from FCC-regulated transmitters, including wireless antennas and handsets. The revised guidelines and methods generally are more stringent than those previously in effect. The FCC also incorporated into its rules provisions of the Telecommunications Act that preempted state or local government regulation of personal wireless services facilities based on RF environmental effects, to the extent such facilities comply with the FCC's views concerning such RF emissions. These concerns could have an adverse effect on the Company's financial condition and the results of its operations.

ANTITRUST INVESTIGATION

         The United States Department of Justice has initiated an investigation to determine whether there has been bid rigging and market allocation for licenses auctions by the FCC for PCS. The Company, together with various other bidders in the PCS auctions, has received a civil investigative demand ("CID") requesting documents and information relating to bidding, and in June 1997, the Company complied with the CID. The Company does not know what further action, if any, the Justice Department or the FCC may take.

ABSENCE OF DIVIDENDS

         The Company has never paid any cash dividends and currently intends not to pay any dividends for the foreseeable future. To the extent the Company requires additional funding currently not provided for in its financing plan, such funding sources may likely prohibit the payment of dividends. See "--Significant Capital Requirements; Financing risks."

POTENTIAL SALES LIMITATIONS; SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES

         It is not currently intended that the Class A Common Stock will be listed or registered on any national securities exchange or on the NASDAQ market. Accordingly, there is no assurance that a trading market will develop for the Class A Common Stock, and the ability to buy or sell shares of Class A Common Stock may be limited.

         Sales of substantial amounts of Class A Common Stock in the trading market which develops could materially adversely affect the market price of the stock. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price the Company deems appropriate.

                             SELECTED FINANCIAL DATA

         The following selected financial data are derived from financial statements of the Company certain of which have been audited by Ernst & Young LLP, independent auditors. Ernst & Young LLP's report on the financial statements for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and the period from July 26, 1996 (inception) to June 30, 1997, which appears elsewhere herein, includes an explanatory paragraph which describes an uncertainty about the Company's ability to continue as a going concern. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein.

                                        PERIOD FROM
                                          JULY 26 T                                                 NINE MONTHS ENDED
                                      (INCEPTION) TO              SIX MONTHS ENDED               ---------------------------
                                       DECEMBER 31,        ---------------------------           SEPT 30, 1997 SEPT 30, 1997
                                           1996            JUNE 30, 1997 JUNE 30, 1997           ---------------------------
                                          ------           ------------- -------------               (ACTUAL) (PRO FORMA)
                                         (ACTUAL)              (ACTUAL) (PRO FORMA)

STATEMENTS OF OPERATIONS DATA
Revenue...........................      $    --           $    --         $     --             $    --            $     --
Interest Expense (including
commitment fees)..................       1,579,000         1,312,000           --(1)           (1,720,076)              --(1)
Partners' Loss....................      (1,579,000)       (1,312,000)          --(1)            1,720,076               --(1)
Number of Common Shares                    N.A.               N.A.         3,552,000(2)            N.A.            3,552,000(2)
Outstanding.......................

                                     DECEMBER 31, 1996     JUNE 30, 1997        JUNE 30, 1997      SEPT 30, 1997   SEPT 30, 1997
                                     -----------------     -------------        -------------      -------------   -------------
                                          (ACTUAL)           (ACTUAL)            (PRO FORMA)        (ACTUAL)        (PRO FORMA)
BALANCE SHEET DATA
Cash and cash equivalents........          $        --     $       --         $   250,000(3)     $        --       $   250,000(3)
Deposits with FCC................           12,000,000             --                  --                 --                --
PCS licenses.....................                   --     18,958,000          18,958,000         18,958,000        18,958,000
Total assets.....................           12,000,000     19,184,000          19,434,000(3)(4)   19,743,000        19,993,000(3)(4)
Loan from FCC ...................                   --     15,166,000          15,166,000         15,166,000        15,166,000
Loan from Limited Partner .......           11,800,000      2,708,000                  --(4)       3,634,000                --(4)
Redeemable Preferred Stock.......                   --             --           5,686,000(4)                         7,337,000(4)

EQUITY DATA
Partners' contributions..........              200,000        200,000                  --            200,000                --
Common stock.....................                   --             --                 355                 --               355
Additional paid-in-capital.......                   --             --             449,645                 --           449,645
Accumulated losses...............           (1,578,500)    (2,890,658)         (2,890,658)        (3,298,576)       (3,298,576)
                                  ------------------------------------------------------------------------------------------------
Total (deficit)..................           (1,378,500)    (2,690,658)         (2,440,658)        (3,098,576)       (2,848,576)

------------------------------
(1) Assumes that the debt obligation of the Company to Lynch PCS Corporation F (the "Limited Partner"), was converted to Preferred Stock at January 1, 1997.
(2) Assumes that limited partnership has been converted to a corporation effective June 30, 1997, and September 30, 1997, respectively.
(3) Assumes that the General and Limited Partners had made additional capital contributions to the Company in the aggregate amount of $250,000 as of either June 30, 1997 or September 30, 1997.
(4) Assumes that the debt obligation of the Company to the Limited Partner (including accrued interest and commitment fees of $2,978,000 and
      $3,702,716) was converted to Preferred Stock at June 30, 1997 and September 30, 1997, respectively.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         This Prospectus, including the following discussion, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These sections do not apply to companies which are not subject to the reporting requirements of the securities law at the time those statements are made. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors commencing on page 6 as well as other factors described below and elsewhere in this Prospectus.

         The Company is a development stage company with no significant results of operations to date. The Company's principal expense to date has been interest (including commitment fees) plus minor administrative expenses. The ability of the Company (or a joint venture) to develop a profitable PCS business is subject to substantial risks enumerated under "Risk Factors" and elsewhere in this Prospectus.

         Unless the Company sells its PCS business or joint ventures its PCS licenses with an entity that has the capacity to provide substantial funds, the Company will need to raise substantial capital to fund its installment payments to the U.S. Government and the build out of its PCS licenses. Under the Government Financing, the Company has to make payments of approximately $948,000 in each of the first two years, and $2,424,000 in each of years three through ten. The interest payments have been suspended, however, until the FCC resolves issues surrounding restructuring C-Block licenses. The Company does not have a reliable estimate of the cost to build out its PCS licenses but it is likely to be substantial.

         The Company will have to raise funds shortly in order to make interest payments on the Government Financing and for working capital and general corporate purposes. There can be no assurance that the Company can raise sufficient funds. The report of the Company's independent auditors with respect to the financial statements of the Company for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and the period from July 26, 1996 (inception) to June 30, 1997 contains a paragraph as to the Company's ability to continue as a going concern. Among the factors cited by the auditors as raising substantial doubt as to the Company's ability to continue as a going concern is that, with respect to the periods covered, the Company has incurred losses since inception and has not yet adopted a business plan or determined how to finance its operations and will need to obtain capital in the near future in order to fund its interest payment obligations and for working capital and general corporate purposes. See "The Company - Proceeds of the Spin Off and Future Funding Requirements," "Risk Factors" and the Financial Statements of the Company and the notes thereto and the Report of Independent Auditors included herein.

RESULTS OF OPERATIONS

Interest Expense

         For the period from July 26 (inception) - December 31, 1996, the nine month period ended September 30, 1997 and 1996, and the six month period ended June 30, 1997, interest expense consisted of amounts (including commitment fees) accrued on the indebtedness of the Company to the Limited Partner prior to the grant of PCS licenses (on April 28, 1997 with respect to four licenses and June 27, 1997 with respect to the fifth license). Subsequent to the dates of grant, interest expense (including commitment fees on outstanding balances) was capitalized.

Partners' Loss

         Partners' loss for both the periods ended December 31, 1996, June 30, 1997, and September 30, 1997 resulted primarily from interest charges (including commitment fees).

LIQUIDITY AND CAPITAL RESOURCES

         The principal amount of indebtedness at December 31, 1996, June 30, 1997 and September 30, 1997 consisted of $11,800,000, $17,874,000 and
$18,800,000, not including accrued interest and commitment fees, compared to accumulated deficits of ($1,379,000), ($2,691,000) and ($3,099,000), respectively. During such periods the Company had no revenues or operating profit and cannot predict when it may have any revenues or operating profits. The indebtedness (including accrued interest and commitment fees) of the Company to the Limited Partner ($7,337,000 at September 30, 1997) is expected to be converted into a like principal amount of redeemable Preferred Stock, with a dividend payable in additional Preferred Stock. The Company will, however, have to pay interest on the Government Financing of approximately $948,000 per year in each of the first two years of the licenses (plus approximately $355,000 per year of previously suspended interest payments) as well as administrative and other expenses. The Company will have to raise funds in order to meet those cash commitments, and there can be no assurance that it will be able to do so. See "Risk Factors."

                      THE WIRELESS COMMUNICATIONS INDUSTRY

GROWING DEMAND FOR WIRELESS SERVICES

         Demand for wireless communications has grown rapidly over the past decade and has been driven by technological advancements and increased competition. Wireless communication products and services have evolved from basic tone-only paging services to mass-market cellular technology services and are now entering the next generation of development with the evolution of wireless communication technology. Each new generation of wireless communication products and services has generally been characterized by improved product quality, broader service offerings and enhanced features.

         The Company believes that the demand for wireless communications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless telephony penetration in the United States is estimated to be 17% as of December 31, 1996 and, according to Kagan Associates, is expected to grow to 47% by 2006. As reported by the Cellular Telecommunications Industry Association ("CTIA"), the compound annual growth rate of cellular subscribers exceeded 42% from 1990 through 1996. Despite this rapid growth in the number of cellular subscribers, wireless minutes of use only represent approximately one percent of total telecommunications switched minutes of traffic, due in part to capacity constraints which discourage cellular operators from aggressively pricing their services.

INDUSTRY OVERVIEW

         General. Wireless communications networks use a variety of radio frequencies to transmit voice and data signals. Wireless communications technologies include one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone, SMR networks and emerging PCS services. Each application operates on a distinct portion of radio frequency spectrum. Although the principal wireless voice application to date has been cellular telephony, PCS is expected to develop rapidly.

         Cellular. The cellular telephone industry commenced in 1983 when the FCC began granting two 20 MHz licenses per market throughout the United States. In 1986, the FCC granted an additional 5 MHz of spectrum per cellular license to provide a total of 25 MHz for each cellular operator. Today, there are two cellular operators in each market.

         PCS. In order to increase competition in wireless communications, promote improved quality and service, and make available the widest possible range of wireless services to U.S. consumers, Federal legislation was enacted in 1993 directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. The FCC established PCS service areas in the United States based upon Rand McNally & Co.'s market definition of 51 major trading areas ("MTAs") and 493 basic trading areas ("BTAs"), which are the geographic territories for which PCS licenses have been or will be auctioned.

         PCS licenses differ from existing cellular licenses in three basic ways: location of the licensed frequencies on the radio spectrum, amount of spectrum allocated per license and geographic area licensed. PCS networks will operate at higher frequencies (120 MHz in the 1850-1990 MHz frequency band) compared to cellular frequencies (50 MHz in the 800-900 MHz frequency band). Also, PCS licenses will permit the use of spectrum blocks of 30 MHz or 10 MHz (like those held by the Company) versus spectrum blocks of 25 MHz for cellular licenses. Finally, the geographic areas for PCS licenses are divided differently than for cellular licenses. PCS is segmented among 51 MTAs for A- and B-Block licenses and 493 BTAs for other PCS licenses, including F-Block licenses, as opposed to cellular's 306 metropolitan statistical areas and 428 rural service areas.

         In March 1995, the FCC awarded two 30 MHz licenses (the A- and B-Block PCS licenses) in each of the MTAs. In May 1996, the FCC completed the C-Block auction, resulting in the award of one license for 30 MHz of spectrum in each of the BTAs. In July 1996, the FCC reauctioned 18 C- Block licenses for which the high bidders failed to make initial post-auction down payments. In September, 1997, the FCC gave C-Block licensees the right to turn back to the FCC 15 MHz of their 30 MHz of spectrum for a reduction of debt. Any such spectrum returned would be reauctioned. In January 1997, the FCC completed the auction of D-, E- and F- Block licenses, which are for licenses of only 10 MHz of spectrum in each of the BTAs. Although the F-Block licenses were reserved for Entrepreneurs, the D- and E-Block licenses are not reserved for any specific class of applicants.

                   LIMITATIONS OF CELLULAR TELEPHONE INDUSTRY

         Despite its widespread availability and growth to date, analog cellular services have several limitations, including inconsistent service quality, lack of privacy, limited capacity and, currently, the inability to transfer data without a modem. Most current cellular services transmit voice and data signals over analog-based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel accommodating one conversation. In contrast, digital networks, including PCS networks, convert voice or data signals into a stream of digits and typically use voice compression techniques to allow a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital protocols, allows PCS and other digital wireless technologies to offer greater call privacy and single number service, and more robust data transmission features.

         The Company believes that due to relatively high per minute airtime charges and unpredictable monthly bills, there is a price-sensitive mass consumer market that refrains from subscribing to or extensively using cellular services. The Company believes that if the mass consumer market were offered significantly lower per minute airtime charges and more predictable and affordable pricing plans, mass consumers would increase their use of wireless communications services, contributing to a new phase of growth in the industry. The Company also believes that business customers who are high- volume users of wireless communications will be attracted to lower priced airtime service, as they would realize substantial aggregate savings. The Company believes that PCS operators have the opportunity to capture a substantial market share due to technical and other advantages that they will have relative to incumbent cellular operators, including (i) greater flexibility to reduce per minute airtime usage charges, (ii) increased network capacity, (iii) enhanced voice quality and (iv) the ability to include enhanced capabilities such as advanced calling features, data transmissions to and from portable computers, and short messaging and facsimile services without need of a modem.

THE PCS SOLUTION

         PCS operators plan to construct all-digital wireless telephony networks and will compete primarily with existing cellular telephone operators. PCS operators using digital technology will have several technical and capacity related advantages relative to analog cellular providers. The Company believes that the enhanced capacity of PCS networks will allow PCS operators to offer wireless communications services at per minute airtime prices significantly below the per minute airtime prices currently being charged by cellular operators. As a result PCS subscribers are expected to use more airtime minutes per month than cellular subscribers due to both lower effective airtime pricing and enhanced features. The Company believes that PCS operators will realize substantial revenue growth from broad penetration and greater levels of usage.

         PCS was introduced in the United States in the Washington, D.C. MTA in late 1995. Despite the PCS network having a much smaller geographic coverage area than existing cellular competitors and no current roaming capability, approximately 90,000 customers subscribed for PCS services in the first seven months of commercial availability. The Company believes that the experience in international markets where PCS has already been introduced provides additional support for the potential growth of PCS in the United States. For example, in approximately three years, the two PCS operators in the United Kingdom have gained over 1.1 million subscribers. In Japan, approximately 600,000 new PCS subscriptions were activated during the first year of operations.

INDUSTRY OUTLOOK

         Industry sources expect the wireless telecommunications market in general and the PCS market in particular to grow at a rapid rate in the United States. Kagan Associates forecasts wireless telephony penetration at approximately 47% by 2006. Wireless communication technology developments are expected to evolve and continue to drive mass consumer growth as users demand more sophisticated services and products. The Company believes that wireless communications penetration rates will increase as prices fall and greater emphasis is placed on the development and use of mass retail distribution channels.

DIGITAL TECHNOLOGY SELECTION

         There are three prominent network technologies that provide digital service in the 1850-1990 MHz frequency band: CDMA, TDMA and GSM.

         PCS service areas are divided into multiple regions called "cells," each of which contains a base station consisting of low-power transmitter, a receiver and signaling equipment. The cells are typically configured on a grid in a honeycomb-like pattern, although terrain factors (including natural and man-made obstructions) and signal coverage patterns may result in irregularly shaped cells and overlaps or gaps in coverage. The base station in each cell is connected to a base station controller and each base station controller is connected to a switching office by microwave, fiber optic cable, telephone wires or a hard-wired interface. The switching office controls the operation of the wireless telephone networks for its entire service area, performing inter-base station hand-offs, managing call delivery to handsets, allocating calls among the cells within the networks and connecting calls to and from the local landline telephone system or to a long distance telephone carrier. Wireless service providers have interconnection agreements with various LECs and long distance carriers, thereby integrating wireless telephone networks with landline telecommunications systems. Because two-way wireless networks are fully interconnected with landline telephone networks and long distance networks, subscribers can receive and originate both local distance calls from their wireless telephones.

         The signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, so the switching office and the base stations monitor the signal strength of calls in progress. In an analog system, when the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station that can establish a stronger signal within the handset. It a handset leaves the service area of the wireless service provider, the call is disconnected unless an appropriate technical interface is available to hand off the call to an adjacent system.

         There are different radio air-interface standards established in the United States for the provisions of PCS to multiple users over the allocated spectrum. The primary methods of digital wireless communications widely accepted by the wireless industry are based on TDMA and CDMA. These multiple access techniques provide for communications over the radio channel either by dividing it into distinct time slots and transmitting user-specific data in each time slot (a method known as TDMA) or by assigning specific codes to each packet of user data that in conjunction with many other users' data comprise a signal (a method known as CDMA). While the FCC has mandated that licensed cellular networks in the U.S. must utilize compatible analog signaling protocols, the FCC has intentionally avoided mandating a universal digital signaling protocol for PCS. Three principal competing, incompatible digital wireless standards have been proposed by various vendors for use in PCS networks; CDMA, GSM and TDMA. An older version of TDMA developed in Europe, GSM constitutes the oldest and most extensive PCS technology in international markets. TDMA, while currently being offered by cellular providers in certain U.S. cities, has, in the Company's opinion, often been associated with poor sound quality and numerous dropped calls. CDMA is currently being deployed by a number of cellular and PCS providers in the U.S., and also has been implemented on a commercial basis in Hong Kong and South Korea. CDMA networks are in operation in over 40 cities worldwide and at least 100 additional networks are currently under construction. Although CDMA has only recently been widely deployed in the U.S., it is the mostly widely subscribed by PCS service providers and the Company believes that CDMA technology will be less costly to deploy and will provide better quality, greater capacity and more flexibility than either GSM or TDMA.

         Because these protocols are incompatible with each other as well as with analog cellular, a subscriber utilizing a GSM handset, for example, will be unable to use his handset when traveling in an area covered only by a CDMA or TDMA based network unless he carries a dual-mode/dual-band handset that permits the subscriber to use the analog cellular networks in that area. For this reason, the success of each protocol will depend both on its ability to offer quality wireless service and on the extent to which its users will be able to use their handsets when roaming outside their service area. PCS service providers holding licenses covering 99% of the U.S. population have announced an intent to use CDMA technology, including all of the top 100 markets in the U.S.

COMPETITION

         The wireless communications market in the United States is expected to become increasingly competitive. Cellular operators and other wireless services providers are already exploiting existing wireless technology and have established and continue to augment wireless telecommunications networks that will directly compete with many of the services to be offered by the Company. Additionally, other PCS operators are expected to compete with the Company in each market. The success of the Company will depend largely upon its ability to satisfy the mass consumer and business markets, which the Company believes have not been adequately served by existing cellular service operators. The Company plans to compete with cellular and other PCS operators on the basis of affordable pricing, predictable monthly bills and voice transmission quality.

         Cellular Operators. The Company will compete with established cellular telephone service operators in the markets it intends to enter. Principal cellular providers in the Company's markets are AT&T Wireless Services, Inc., BellSouth Mobility, Inc., GTE Mobile Communications Inc., AirTouch Communications, Inc., Centennial Cellular Corp., U.S. Cellular Corp., Independent Cellular Network Inc. and Palmer Wireless, Inc. Under FCC rules, cellular telephone service licensees have enjoyed a duopoly because the FCC only permits two licensees in each market. Cellular licensees to date have faced limited competition from businesses that "resell" cellular telephone service to customers, but the Company could face additional competition from resellers of cellular and PCS networks.

         The introduction of digital transmission technologies to supplant traditional analog cellular systems will increase the capacity and quality of existing cellular telephone systems once deployed. However, the Company believes that upgrading from analog to digital is expensive and that it will likely be several years before cellular networks are fully converted to digital technology. The Company expects the analog infrastructure to continue to be used for the foreseeable future due in part to a lack of a national digital technology standard. The Company further expects that many cellular licensees will also attempt to acquire an additional 10 MHz PCS license in the D- and E-Block auctions in areas in which they currently provide cellular telephone services, as permitted by the FCC under its PCS licensing rules. This would provide the cellular operators with greater capacity and potentially allow them to add additional customers and offer more advanced services in their markets in the near term. The Company believes that by providing low-priced services and new wireless features on its digital PCS networks, it will be competitive with cellular services.

         Other PCS Operators. The Company will compete with A- and B-Block licensees, many of whom are cellular-affiliated companies that will utilize PCS spectrum in new markets to expand their national or regional coverage as well as C-Block licenses. In September, 1997, the FCC gave C-Block licensees the right to turn back to the FCC 15 MHz of their 30 MHz of spectrum for a reduction of debt. Any such spectrum returned would be reauctioned. Principal A-, B- and C-Block licensees in the Company's markets are PCS PrimeCo, Cox Enterprises, American Personal Communications, Nextwave, PCS 2000 L.P., Alpine PCS, Inc., Pacific Telesis, Sprint

Spectrum, Aerial Comm. and AT&T PCS, whose A- and B-Block licenses were granted in June 1995, and whose C-Block licenses were granted in September 1996 have all had substantial lead-time to develop their networks and some of these parties, particularly the A- and B-Block licenses have significantly greater financial, technical, marketing and other resources than the Company.

         In addition, the Company will compete with the D- and E-Block license winners (principally, ATT Wireless PCS, Inc., Rivgam Communicators, L.L.C., Sprint Comm., OPSCE-Galloway Consol., Bell South Wireless, Inc. and Entertainment Unlimited) to the extent that such licenses are not acquired by existing cellular or A-, B- or C- Block PCS licenses. Although the D- and E- and F-Block licenses are for only 10 MHz (as is the Company's) entities can, subject to FCC's rules limiting entities to 45 MHz of cellular, broadband PCS and SMR spectrum in a given market, can acquire 10 MHz licenses and consolidate them so as to design a 20 MHz or 30 MHz PCS system which could have more capacity than the Company's.

         SMR and "Enhanced" SMR Services. As a result of advances in digital technology, some service providers have begun to design and deploy digital mobile networks, which are referred to as "Enhanced SMR" or "ESMR." ESMR networks increase the capacity of SMR system frequencies to a level that may be competitive with that of analog cellular networks. SMR service providers offer or plan to offer fleet dispatch services, short messaging, data services and interconnected voice telephony services over wide geographic service areas. Given similar developments in the deployment of digital technology in the cellular operators' networks, it is unclear at this time whether the quality and capacity of SMR-based digital mobile networks will be able to compete effectively with analog and digital cellular and PCS networks. However, Nextel has begun offering, apparently successfully, a competitive wireless service based on ESMR.

         Other Competition. The FCC has adopted rules to authorize additional wireless mobile services. First, the FCC has authorized the use of the 37 and 39 GHz bands for the provision of fixed and mobile communications services. The FCC auctioned 30 MHz of spectrum in the 2.3 GHz band for WCS which auction ended in May 1997. FCC rules permit WCS providers to offer a broad range of fixed, mobile, radio location and satellite broadcast services, some of which could be in competition with the Company's service offerings. Second, in May 1996 the FCC adopted final rules to permit Interactive Video and Data Service ("IVDS") licensees to provide mobile two-way data services. Because of the limited amount of spectrum allocated for IVDS, however, it is expected to be technically infeasible to provide voice services to IVDS customers for the foreseeable future. Third, the FCC authorized the use of LMDS licenses to provide certain fixed and mobile services. Fourth, the FCC has proposed to reallocate former federal government spectrum located at 4 GHz for a broad range of wireless fixed and mobile services, and is expected to reallocate additional former federal government spectrum for wireless mobile services in the future. The Company may also face competition from MSS. Finally, the FCC recently modified its rules to permit the partitioning and disaggregation of broadband PCS licenses into licenses to serve smaller service areas, and/or use smaller spectrum blocks. The purpose of the FCC's rule change was to permit existing PCS licensees and new PCS entrants to have greater flexibility to determine how much spectrum and geographic area they need or desire in order to provide PCS service. The FCC's action could also result in A-, B-, C-, D-, and/or E- Block PCS licensees in the Company's PCS markets partitioning or disaggregating their licenses in a manner that provides increased competition to the Company. See "Legislation and Government Regulation."

         In addition, as a result of the enactment of the 1996 Act, regional energy utility companies are expected to enter the wireless and wireline telecommunications markets by leveraging their significant capital assets, brand-name value, existing customer base and infrastructure advantages in their geographical areas of operation. Similarly, the 1996 Act also eliminates barriers for cable television system operators to provide wireline local loop services over their existing wireline infrastructure. See "Risk Factors-- Competition."

                      LEGISLATION AND GOVERNMENT REGULATION

         As a recipient of licenses acquired through the F-Block Auction, the Company's ownership structure and operations are and will be subject to substantial FCC regulation.

OVERVIEW

         FCC Authority. The Communications Act of 1934, as amended (the "Communications Act"), grants the FCC the authority to regulate the licensing and operation of all non-federal government radio-based services in the United States. The scope of the FCC's authority includes (i) allocating radio frequencies, or spectrum, for specific services, (ii) establishing qualifications for applicants seeking authority to operate such services, including PCS applicants, (iii) approving initial licenses, modifications thereto, license renewals, and the transfer or assignment of such licenses, (iv) promulgating and enforcing rules and policies that govern the operation of spectrum licensees, (v) the technical operation of wireless services, interconnection responsibilities between and among PCS, other wireless services such as cellular, and landline carriers, and (vi) imposition of fines and forfeitures for any violations of those rules and regulations. Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and adjudicatory of proceedings to determine and enforce rules and policies potentially affecting broadband PCS operations.

         Regulatory Parity. The FCC has adopted rules designed to create symmetry in the manner in which it and the states regulate similar types of mobile service providers. According to these rules, all "commercial mobile radio service" ("CMRS") providers that provide substantially similar services will be subject to similar regulation. A CMRS service is one in which the mobile radio service is provided for a profit, interconnected to the public switched telephone networks, and made available to the public. Under these rules, providers of PCS, SMR, and ESMR services are subject to regulations similar to those governing cellular carriers if they offer an interconnected commercial mobile service. The FCC announced that it would forbear from applying several regulations to these services, including its rules concerning the filing of tariffs for the provision of interstate services. Congress specifically authorized the FCC to forbear from applying such regulation in the Omnibus Budget Reconciliation Act of 1993. With respect to PCS, the FCC has stated its intent to continue monitoring competition in the PCS service marketplace. The FCC also concluded that Congress intended to preempt state and local rate and entry regulation of all CMRS providers, including PCS, but established procedures for state and local governments to petition the FCC for authority to continue or initiate such regulation.

         Commercial Mobile Radio Service Spectrum Ownership Limit. The FCC has limited the amount of broadband CMRS spectrum (including cellular, broadband PCS and SMR) in which an entity may hold an attributable interest in a given geographic area to 45 MHz. For these purposes only PCS and other CMRS licenses are attributed to an entity where its investments exceed certain thresholds or the entity is an officer or director of a broadband PCS, cellular or SMR licensee. Thus, entities with attributable interests in cellular licenses (which are for 25 MHz) in certain markets cannot hold more than 20 MHz of PCS spectrum in the same markets. The Company's ability to raise capital from entities with attributable broadband CMRS interests in certain geographic areas is likely to be limited by this restriction.

         Other FCC Requirements. The FCC had been conducting rulemakings to address interconnection issues among CMRS carriers and between CMRS and LECs. These proceedings were significantly affected by the 1996 Act and FCC rulemakings conducted pursuant to the 1996 Act. See "--1996 Act" and "--FCC Interconnection Proceedings."

         The FCC has adopted rules that prohibit broadband PCS, cellular and certain SMR licensees from unreasonably restricting the resale of their services. The FCC has determined that the availability of resale will increase competition at a faster pace by allowing new entrants to the wireless market quickly through the resale of their competitors' services while they are building out their own facilities. This prohibition will expire five years after the FCC concludes its initial licensing of broadband PCS spectrum, which concluded in 1997. Additionally, the FCC requires such carriers to provide manual roaming service to subscribers of other such carriers, through which traveling subscribers of other carriers may make calls after establishing a method of payment with a host carrier.

         The FCC has revised its rules to permit CMRS operators, including PCS licensees, to use their assigned spectrum to provide fixed local loop and other services on a co-primary basis with mobile services. The FCC is continuing its rulemaking proceeding to determine the extent to which such fixed services fall within the scope of CMRS regulation.

         The FCC has imposed number portability requirements on broadband PCS, cellular, and certain SMR providers. By December 31, 1998, such licensees, as well as LECs, must provide their customers with the ability to change carriers while retaining phone numbers. CMRS providers subject to the number portability requirements must have the capability of delivering calls from their networks to ported numbers anywhere in the United States. By June 30, 1999, such providers must be able to offer number portability without impairment of quality, reliability, or convenience when switching service providers, including the ability to support roaming throughout their networks. The FCC has solicited further comment on the appropriate cost-recovery methods regarding long-term number portability.

         FCC rules that will take effect in October 1997 require cellular, PCS, and certain SMR carriers to transmit 911 emergency calls from handsets that transmit mobile identification numbers to Public Safety Answering Points ("PSAPs") without any credit checks or validation and require that such carriers must be capable of transmitting 911 calls from individuals with speech or hearing disabilities through means such as text telephone devices. By April 1998 such carriers must relay the mobile telephone number of the originator of a 911 call as well as the location of the cell that is handling the call. By October 2001, such carriers must be able to provide the PSAP with the location of the mobile caller within a radius of 125 meters. Several parties filed petitions currently pending at the FCC requesting, among other things, that the FCC reconsider the requirement that wireless carriers transmit calls that do not have a code identification of PSAPs. The FCC has issued a Further Notice seeking additional comment on the future of mobile emergency calling technology and capabilities.

         In August 1996 the FCC adopted new guidelines and methods for evaluating the effects of radiofrequency emissions from transmitters including PCS mobile telephones and base stations. The new guidelines, which are generally more stringent than previous requirements, were effective immediately for hand-held devices and otherwise became effective January 1, 1997.

         Other Federal Regulations. Wireless networks are subject to certain Federal Aviation Administration and FCC guidelines regarding the location, lighting and construction of transmitter towers and antennas. In addition, the FCC has authority to enforce certain provisions of the National Environmental Policy Act as they would apply to the Company's facilities. The Company intends to use common carrier point-to-point microwave and traditional landline facilities to connect base station sites and to link them to their respective main switching offices. These microwave facilities have historically been separately licensed by the FCC on a first-come, first-served basis (although the FCC has proposed to auction certain such licenses) and are subject to specific service rules.

         Wireless  providers  also must  satisfy a variety  of FCC  requirements relating  to  technical  and  reporting  matters.  One such  requirement  is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters.

         State and Local Regulation. The scope of state regulatory authority covers such matters as the terms and conditions of interconnection between LECs and wireless carriers under FCC oversight, customer billing information and practices, billing disputes, other consumer protection matters, certain facilities construction issues, transfers of control, the bundling of services and equipment and requirements relating to making capacity available to third party carriers on a wholesale basis. In these areas, particularly the terms and conditions of interconnection between LECs and wireless providers, the FCC and state regulatory authorities share regulatory responsibilities with respect to interstate and intrastate issues, respectively.

         The FCC and a number of state regulatory authorities have initiated proceedings or indicated their intention to examine access charge obligations, mutual compensation arrangements for interconnections between LECs and wireless providers, the pricing of transport and switching facilities provided by LECs to wireless providers, the implementation of "number portability" rules to permit telephone customers to retain their telephone numbers when they change telephone service providers, and alterations in the structure of universal service funding, among other matters.

         Proceedings with respect to the foregoing policy issues before the FCC and state regulatory authorities could have a significant impact on the competitive market structure among wireless providers and the relationships between wireless providers and other carriers.

GENERAL PCS REGULATIONS

         In June 1994 the FCC allocated spectrum for broadband PCS services between the 1850 to 1990 MHz bands. Of the 140 MHz available for PCS services, the FCC created six separate blocks of spectrum identified as the A-, B-, C-, D-, E- and F-Blocks. The A-, B- and C-Blocks are each allocated 30 MHz of spectrum, the D-, E- and F-Blocks are allocated 10 MHz each. For each block, the FCC adopted a 10-year PCS license term with an opportunity to renew. 20 MHz of spectrum within the PCS band is reserved for unlicensed use.

         The FCC adopted a "rebuttable presumption" that all PCS licensees are common carriers, subject to Title II of the Communications Act. Accordingly, each PCS licensee deemed to be a common carrier must provide services upon reasonable request and the rates, terms and conditions of service must not be unjustly or unreasonably discriminatory.

         Structure of PCS Block Allocations. The FCC defines the geographic contours of the licenses within each PCS block based on the MTAs and BTAs developed by Rand McNally & Co. The FCC awarded A- and B-Block licenses in 51 MTAs. The C-, D-, E- and F-Block spectrum were allocated on the basis of 493 smaller BTAs. In addition, there are spectrum aggregation caps on PCS licensees limiting them to 45 MHz of broadband CMRS spectrum (e.g., no more than one 30 MHz PCS license and one 10 MHz license) in any given market.

         All but three of the 102 total A-Block licenses and all B-Block licenses were auctioned in 1995. The three A-Block licenses were awarded separately pursuant to the FCC's "pioneer's preference" program. The auctioned A- and B- Block licenses were awarded in June 1995. The C- and F-Block spectrums are reserved for Entrepreneurs. See "--F-Block License Requirements." The FCC completed its auction for C-Block licensees in May, 1996 and reallocated 18 C-Block licenses on which initial auction winners defaulted in a reauction that ended in July 1996. The FCC completed its auction for the D-, E-, and F-Block licenses in January 1997.

         In December 1996 the FCC adopted rules permitting broadband PCS carriers to partition any service areas within their license areas and/or disaggregate any amount of spectrum within their spectrum blocks to entities that meet the eligibility requirements for the spectrum blocks. The purpose of the FCC's rule change was to permit existing PCS licensees and new PCS entrants to have greater flexibility to determine how much spectrum and geographic area they need or desire in order to provide PCS service. Thus, A-, B-, D-, and E-Block licensees may sell or lease partitioned or disaggregated portions of their licenses at any time to entities that meet the minimum eligibility requirements of the Communications Act. Entrepreneur (C- and F-) Block
licensees, such as the Company, may only sell or lease partitioned or disaggregated portions of their licenses to other qualified entrepreneurs during the first five years of their license terms. Thereafter, if Entrepreneur Block licensees partition or disaggregate to non-entrepreneurs, they must repay a proportional share of the outstanding balance on their installment payments and a share of any bidding credits that they received.

1996 ACT

         On February 8, 1996, the President signed the 1996 Act, which effected a sweeping overhaul of the Communications Act. In particular, the 1996 Act substantially amended Title II of the Communications Act, which governs telecommunications common carriers. The policy underlying this legislative reform was the opening of the telephone exchange service markets to full competition. The 1996 Act makes all state and local barriers to competition unlawful, whether they are direct or indirect. It directs the FCC to initiate rulemaking proceedings on local competition matters and to preempt all inconsistent state and local laws and regulations. The 1996 Act requires incumbent wireline LECs to open their networks to competition through interconnection and access to unbundled network elements and prohibits state and local barriers to the provision of interstate and intrastate telecommunications services.

         The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services. States retain jurisdiction under the 1996 Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

         Implementation of the provisions of the 1996 Act will be the task of the FCC, the state public utility commissions and a joint federal-state board. Much of the implementation of the 1996 Act is being completed in numerous rulemaking proceedings with short statutory deadlines. These proceedings address issues and proposals that were already before the FCC in pending rulemaking proceedings affecting the wireless industry as well as additional areas of telecommunications regulation not previously addressed by the FCC and the states.

         Some specific provisions of the 1996 Act which are expected to affect wireless providers are summarized below:

         Expanded Interconnection Obligations: The 1996 Act establishes a general duty of all telecommunications carriers, including F-Block PCS licensees, to interconnect with other carriers, directly or indirectly. The 1996 Act also contains a detailed list of requirements with respect to the interconnection obligations of LECs. These "interconnect" obligations include resale, number portability, dialing parity, access to rights-of-way and reciprocal compensation.

         LECs designated as "incumbents" (i.e., those providing landline local exchange telephone service at the time the 1996 Act was adopted) have additional obligations including: to negotiate in good faith; to interconnect on terms that are reasonable and non-discriminatory at any technically feasible point at cost-based rates (plus a reasonable profit); to provide non- discriminatory access to facilities and network elements on an unbundled basis; to offer for resale at wholesale rates any service that LECs provide on a retail basis; and to provide actual co-location of equipment necessary for interconnection or access.

         The 1996 Act establishes a framework for state commissions to mediate and arbitrate negotiations between incumbent LECs and carriers requesting interconnection, services or network elements. The 1996 Act establishes deadlines, policy guidelines for state commission decision making and federal preemption in the event a state commission fails to act.

         Review of Universal Service Requirements. The 1996 Act contemplates that interstate telecommunications providers, including CMRS providers, will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service. The FCC recently determined that telecommunications providers would base their contributions on end user interstate and intrastate revenues.

         Prohibition Against Subsidized Telemessaging Services. The 1996 Act prohibits incumbent LECs from subsidizing telemessaging services (i.e., voice mail, voice storage/retrieval, live operator services and related ancillary services) from their telephone exchange service or exchange access and from discriminating in favor of its own telemessaging operations.

         Conditions on RBOC Provision of In-Region InterLATA Services. The 1996 Act generally requires that before engaging in landline long distance services in the states in which they provide landline local exchange service referred to as in-region interLATA services, the Regional Bell Operating Companies ("RBOCs") must (1) provide access and interconnection to one or more unaffiliated competing facilities-based providers of telephone exchange service, or after 10 months after enactment of the 1996 Act, no such provider requested such access and interconnection more than three months before the RBOCs has applied for authority and (2) demonstrate to the FCC its satisfaction of the 1996 Act's "competitive checklist."

         The specific interconnection requirements contained in the competitive checklist, which the RBOCs must offer on a non-discriminatory basis, include interconnection and unbundled access; access to poles, ducts, conduits and rights-of-way owned or controlled by the RBOCs; unbundled local loops, unbundled transport and unbundled switching; access to emergency 911, directory assistance, operator call completion and white pages; access to telephone numbers, databases and signaling for call routing and completion; number portability; local dialing parity; reciprocal compensation; and resale.

         The 1996 Act eliminates the previous prohibition on RBOC provision of out- of-region, interLATA services and all interLATA services associated with the provision of CMRS service, including in-region CMRS service.

         RBOC Commercial Mobile Joint Marketing. The RBOCs are permitted to market jointly and sell wireless services in conjunction with telephone exchange service, exchange access, intraLATA and interLATA telecommunications and information services.

         CMRS Facilities Siting. The 1996 Act limits the rights of states and localities to regulate placement of CMRS facilities so as to "prohibit" or prohibit effectively the provision of wireless services or to "discriminate" among providers of such services. It also eliminates environmental effects from RF emissions (provided the wireless system complies with FCC rules) as a basis for states and localities to regulate the placement, construction or operation of wireless facilities. The FCC's implementation of these provisions and the scope thereof have neither been adopted by the agency nor reviewed by the courts.

         Equal Access. The 1996 Act provides that wireless providers are not required to provide equal access to common carriers for toll services. The FCC is authorized to require unblocked access subject to certain conditions.

         Deregulation. The FCC is required to forebear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forebear from applying. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

FCC INTERCONNECTION PROCEEDINGS

         In August 1996 the FCC adopted rules to implement the interconnection provisions of the 1996 Act. In its interconnection order, the FCC determined that CMRS-to-CMRS interconnection may be accomplished indirectly through the interconnection of each CMRS provider to an incumbent LEC's network. The FCC determined that LECs are required to enter into reciprocal compensation arrangements with all CMRS providers for the transport and termination of LEC- originated traffic. Additionally, the FCC established default "proxy" rates for reciprocal compensation, interconnection and unbundled network elements to be used unless or until a state develops rates for these items based on the Total Element Long Run Incremental Cost ("TELRIC"). The proxy rates for CMRS- to-LEC interconnection would result in significant savings when compared with rates that CMRS providers, principally cellular carriers, have been paying to LECs.

         In July 1997 the U.S. Court of Appeals for the Eighth Circuit, acting on consolidated petitions for review of the FCC's interconnection order, vacated the rate-related portions of the order. The court found that the FCC is without jurisdiction to establish pricing regulations regarding intrastate telephone service. The FCC is entitled to appeal the decision.

         The portions of the FCC's interconnection order that are not related to pricing issues have gone into effect. In addition to the federal circuit court, several parties have petitioned the FCC for reconsideration of its decision. It is not possible to determine the final outcome of the court proceedings or the petitions for reconsideration or the effect such outcome will have on CMRS carriers, including the Company.

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

         In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees in the spectrum allocated for PCS use, the FCC has adopted (i) a transition plan to relocate fixed microwave operators that currently are operating in the PCS spectrum, and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will help defray the costs of the relocation. PCS licensees will only be required to relocate fixed microwave incumbents if they cannot share the same spectrum. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations.

         Relocation generally involves a PCS operator compensating an incumbent for costs associated with system modifications and new equipment required to move to alternate, readily available spectrum. This transition plan allows most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire, or emergency medical service operations, the voluntary negotiation period is three years. The FCC currently is considering whether to shorten the voluntary negotiation period by one year. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the existing microwave user is permitted to continue its operations until final FCC resolution of the matter.

         The FCC's cost-sharing plan allows PCS licensees that relocate fixed microwave links outside of their license areas to receive reimbursements from later-entrant PCS licensees that benefit from the clearing of their spectrum. A non-profit clearinghouse will be established to administer the FCC's cost-sharing plan.

F-BLOCK LICENSE REQUIREMENTS

         When the FCC allocated spectrum to PCS, it designated the F-Block as an "Entrepreneurs' Block." FCC rules require F-Block Entrepreneurs to meet various qualifications to hold F-Block licenses or to receive certain financing preferences. Among these are: (i) the various structural requirements governing equity investments, including the Entrepreneurs Requirements, Small Business Requirements and Control Group Requirements, all of which apply specifically to Entrepreneurs, and the Foreign Ownership Limitations, which apply to all communications entities governed by the FCC; (ii) transfer restrictions limiting, among other things, the sale of F-Block licenses; and (iii) other ongoing requirements that mandate network build-out schedules and limit cross-ownership of cellular and other wireless investments. The Company was the winning bidder for 5 licenses in the F-Block Auction. The FCC also determined that Entrepreneurs that qualify as a Very Small Business would be eligible to receive a 25% bidding credit and a F-Block Loan from the federal government for 80% of the dollar amount of their winning bids in the F-Block Auction. The Government Financing provided to the Company is F-

Block Loans. See "Description of Certain Indebtedness." In order to ensure continued compliance with the FCC rules, the FCC has announced its intention to conduct random audits during the initial 10-year PCS license terms. There can be no assurance that the Company will continue to satisfy any of the FCC's qualifications or requirements, and the failure to do so would have a material adverse effect on the Company. See "Risk Factors--F-Block License Requirements" and "--Foreign Ownership Limitations."

Structural Requirements

         Entrepreneurs Requirements. In order to hold a F-Block license, an entity must: (i) meet the Entrepreneurs Revenues Limit by having less than $125 million in gross revenues and (ii) meet the Entrepreneurs Asset Limit by having less than $500 million in total assets (excluding the value of C-Block licenses). To qualify for the F-Block Auction, an entity had to have met the Entrepreneurs Revenues Limit for each of the two years prior to the auction and the Entrepreneurs Asset Limit at the time it filed its Short Form. For at least five years after winning a F-Block license, a licensee must continue to meet the Entrepreneurs Requirements, which are modified for such five-year period to exclude certain assets and revenues from being counted toward the Entrepreneurs Asset Limit and the Entrepreneurs Revenues Limit, respectively. Additional amounts are excluded if the licensee maintains an organizational structure that satisfies the Control Group Requirements described below. In calculating a licensee's gross revenues for purposes of the Entrepreneurs Requirements, the FCC includes the gross revenues of the licensee's affiliates, those persons or entities that hold interests in the licensee and the affiliates of such persons or entities.

         By claiming status as an Entrepreneur, the Company qualified to enter the F-Block Auction. If the FCC were to determine that the Company did not satisfy the Entrepreneur Requirements at the time it participated in the F-Block Auction or that the Company fails to meet the ongoing Entrepreneurs Requirements, the FCC could revoke the Company's PCS licenses, fine the Company or take other enforcement actions, including imposing the Unjust Enrichment Penalties. Although the Company believes it has met the Entrepreneurs Requirements, there can be no assurance that it will continue to meet such requirements or that, if it fails to continue to meet such requirements, the FCC will not take action against the Company, which could include revocation of its PCS licenses. See "Risk Factors--F-Block License Requirements--Entrepreneurs Requirements."

         Small Business Requirements. An entity that meets the Entrepreneurs Requirements may also receive certain preferential financing terms if it meets the Small Business Requirements. These preferential financing terms include a 15% bidding credit for Small Businesses and a 25% Bidding Credit for Very Small Businesses (such as the Company) and the ability to make quarterly interest-only payments on its F-Block Loan for the first two years of the license term (for Very Small Businesses). To meet the Small Business or Very Small Business Requirements, a licensee must have had annual average gross revenues of not more than $40 million or $15 million, respectively, for the three calendar years preceding the date it filed its Short Form. In calculating a licensee's gross revenues for purposes of the Small and Very Small Business Requirements, the FCC includes the gross revenues of the licensee's affiliates, those persons or entities that hold interests in the licensee, and the affiliates of such persons or entities.

         By claiming status as a Very Small Business, the Company qualified for the Bidding Credit. If the FCC were to determine that the Company does not qualify as a Very Small Business, the Company would, at a minimum, be forced to repay the portion of the Bidding Credit to which it was not entitled. Further, the FCC could revoke the Company's PCS licenses, fine the Company or take other enforcement actions, including imposing the Unjust Enrichment Penalties. Although the Company has structured itself to meet the Very Small Business Requirements, there can be no assurance that it will remain in compliance with these requirements or that, if it fails to continue to meet such requirements, the FCC will not take action against the Company, which could include revocation of its PCS licenses. See "Risk Factors--F-Block Requirements-- Very Small Business Requirements."

         Control Group Requirements. If a F-Block licensee meets the Control Group Requirements, the FCC excludes certain assets and revenues from such licensee's total revenues and assets, making it easier for the licensee to meet the Entrepreneurs Requirements and the Small Business Requirements. The Control Group Requirements mandate that the Control Group, among other things, have both actual and legal control of the licensee. Further, the FCC permits licensees to qualify under the Control Group Requirements pursuant to the Qualifying Investor Option if its Control Group is comprised of the following:
(i) Qualifying Investors that own at least 15% of the equity interest on a fully diluted basis and 50.1% of the voting power in the F-Block licensee and (ii) Additional Control Group Members that hold at least 10% of the equity interest in the F-Block licensee. Additional Control Group Members must be either: (a) the same Qualifying Investors in the Control Group, (b) members of the licensee's management or (c) non-controlling institutional investors, including venture capital firms. To take advantage of the FCC's Qualifying Investor Option, a F-Block licensee must have met the Qualifying Investor Option requirements at the time it filed its Short Form and must continue to meet the Qualifying Investor Option requirements for three years following the License Grant Date. Commencing the fourth year of the license term, the FCC rules (i) eliminate the requirement that the Additional Control Group Members hold any of the licensee's equity interest and (ii) allow the licensee to reduce the minimum required equity interest held by the Control Group's Qualifying Investors from 15% to 10%.

         In order to meet the Control Group Requirements, the Company's Certificate of Incorporation provides that the Company's Class B Common Stock, as a class, must constitute 50.1% of the voting power of the Company. See "Description of Capital Stock." There can be no assurance that the Company will remain in compliance with the Control Group Requirements or, if it fails to continue to meet such requirements, that the FCC will not take action against the Company, which could include revocation of its PCS licenses. Although the Company has taken these and other steps to meet the Control Group Requirements, there can be no assurance that the Company has or will continue to meet the Control Group Requirements, and the failure to meet such requirements would have a material adverse effect on the Company. See "Risk Factors--F-Block Requirements--Control Group Requirements."

         Asset and Revenue Calculation. In determining whether an entity qualifies as an Entrepreneur and/or as a Small Business, the FCC counts the gross revenues and assets of the entity's "financial affiliates" toward the entity's total gross revenues and total assets. Financial affiliation can arise from common investments, familial or spousal relationships, contractual relationships, voting trusts, joint venture agreements, stock ownership, stock options, convertible debentures and agreements to merge. Affiliates of noncontrolling investors with ownership interests that do not exceed the applicable FCC "passive" investor ownership thresholds are not attributed to F-Block licensees for purposes of determining whether such licensees financially qualify for the applicable F-Block Auction preferences. The Entrepreneurs Requirements and the Very Small Business Requirements provide that, to qualify as a passive investor, an entity may not own more than 25% of the Company's total equity on a fully diluted basis, unless the Control Group owns at least 50.1% of the Company's total equity on a fully diluted basis. There can be no assurance that the Company will not exceed these passive investor limits or otherwise violate the Entrepreneur Requirements and/or the Small Business Requirements.

         In addition, if an entity makes bona fide loans to a F-Block licensee, the assets and revenues of the creditor would not be attributed to the licensee unless the creditor is otherwise deemed an affiliate of the licensee, or the loan is treated by the FCC as an equity investment and such treatment would cause the creditor/investor to exceed the applicable ownership interest thresholds (for purposes of both the financial affiliation and foreign ownership rules). Although the FCC permits a creditor/investor to use standard terms to protect its investment in F-Block licensees, such as covenants, rights of first refusal and super-majority voting rights on specified issues, the FCC has stated that it will be guided but not bound by criteria used by the Internal Revenue Service to determine whether a debt investment is bona fide debt. The FCC's application of its financial affiliation rules is largely untested and there can be no assurance that the FCC or the courts will not treat certain of the Company's lenders or investors as financial affiliates of the Company.

         Foreign Ownership Limitations. The Communications Act requires that non-U.S. citizens, their representatives, foreign governments or corporations otherwise subject to domination and control by non-U.S. citizens may not own of record or vote (i) more than 20% of the capital contribution to a common carrier radio station  directly,  or (ii) more  than 25% of the  capital  contribution  to the parent corporation of a common carrier radio station licensee if the FCC determines such holding are not within the public interest. Because the FCC classifies PCS as a common carrier offering, PCS licensees are subject to the foreign ownership limits. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors and officers of a common carrier radio licensee or its parent. The FCC also recently adopted rules that, subject to a public interest finding by the FCC, could allow additional indirect foreign ownership of CMRS companies to the extent that the relevant foreign states extend reciprocal treatment to U.S. investors. The Company's Long Form filed by the Company with the FCC after the completion of the F-Block Auction indicates that the Company is in compliance with the FCC foreign-ownership rules. However, if the foreign ownership of the Company were to exceed 25% in the future, the FCC could revoke the Company's PCS licenses or impose other penalties. Further, the Company's Certificate of Incorporation enables the Company to redeem shares from holders of Common Stock whose acquisition of such shares results in a violation of such limitation. The restrictions on foreign ownership could adversely affect the Company's ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities. The recent World Trade Organization ("WTO") agreement on basic telecommunications services could eliminate or loosen foreign ownership limitation but could also increase the Company's competition. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies, effective as early as January 1, 1998. See "Risk Factors--Foreign Ownership Limitations."

Transfer Restrictions

         License Transfer Restrictions. During the first five years after the License Grant Date, transfer or assignment of a F-Block license is prohibited to any entity that fails to satisfy the Entrepreneurs Requirements. If such a transfer occurs to an entity that does not qualify for bidding credits, such a sale would be subject to payment of the bidding credit and the licensee must adjust its installment payments to the FCC to effect the bidding credits and payment plan applicable to the new entity (e.g., an enterprise that is not a Very Small Business). After five years, all such transfers and assignments of the licenses remain subject to the Unjust Enrichment Penalties.

         Unjust Enrichment. Any transfer during the full license term (10 years) may require certain costs and reimbursements to the government of bidding credits and/or outstanding principal and interest payments (the "Unjust Enrichment Penalties"). In addition, if the Company wishes to make any change in ownership structure during the initial license term involving the de facto and de jure control of the Company, it must seek FCC approval and may be subject to the same costs and reimbursement conditions indicated above.

F-Block Rules

         The Company (i) believes that it has structured itself to satisfy the Entrepreneurs Requirements, (ii) intends to diligently pursue and maintain its qualification as a Very Small Business and (iii) has structured its securities, including certain restrictions on ownership, in a matter intended to ensure compliance with the applicable FCC Rules. The Company has relied on representations of its investors to determine its compliance with the FCC's rules applicable to F-Block licenses. There can be no assurance, however, that the Company's investors or the Company itself will continue to satisfy these requirements during the term of any PCS license granted to the Company or that the Company will be able to successfully implement divestiture or other mechanisms included in the Company's Certificate of Incorporation that are designed to ensure compliance with FCC rules. Any non-compliance with FCC rules could subject the Company to serious penalties, including revocation of its PCS licenses. See "Risk Factors--F-Block License Requirements," "--Effect of Control by Certain Stockholders," "--Substantial Debt Obligations to the U.S. Government" "--Foreign Ownership Limitations" and "Legislation and Government Regulation."

Other Ongoing Requirements

         Build-Out Requirements. The FCC has mandated that recipients of PCS licenses adhere to a five year build-out requirement. Under the five year build-out requirement, all 10 MHz PCS licensees (such as F-Block licensees) must construct facilities to offer adequate service to at least one-quarter of the population in their service area within five years from the date of initial license grants or make a showing of substantial service in its licensed areas within five years of the initial license grants. Service must be provided to two-thirds of the population within 10 years. Violation of this regulation could result in license revocations or forfeitures or fines.

         Additional Requirements. As a F-Block licensee, the Company will be subject to certain restrictions that limit, among other things, the number of PCS licenses it may hold as well as certain cross-ownership restrictions pertaining to cellular and other wireless investments.

         Penalties for Payment Default. In the event that the Company were to become unable to meet its obligations under the Government Financing, the FCC could in such instances reclaim some or possibly all of the Company's PCS licenses, reauction them, and subject the Company to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at reauction, plus an additional penalty of three percent of the lesser of the subsequent winning bid and the defaulting bidders bid amount. See "Risk Factors--Government Regulation" and "--Substantial Debt Obligations to the U.S. Government."

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of the Company, and their ages as of September 1, 1997 are as follows:

NAME                          AGE          POSITION*
----                          ---          ---------

Victoria G. Kane(1)           49           Class B Director and Chairman
T. Gibbs Kane, Jr.(1)         50           Class B Director
Mario J. Gabelli(2)           54           Class A Director
Marc J. Gabelli(2)            29           Class A Director
Robert E. Dolan               45           Assistant Secretary


         ----------------------
         * Each of the Class B Directors shall have one and one-half votes and each of the Class A Directors shall have one vote. See "Description of Capital Stock -- Common Stock -- Voting Rights."

         (1)      T. Gibbs Kane and Victoria G. Kane are husband and wife.
         (2)      Mario J. Gabelli and Marc J. Gabelli are father and son.


         VICTORIA G. KANE, Entrepreneur and investor. Owner and instructor of dance studio (from 1986 to 1996).

         T. GIBBS KANE, JR., President, Sound Shore Management (since 1978), a registered investment advisor; Director, Sound Shore Fund (since 1985), a mutual fund.

         MARIO J. GABELLI,  Chairman and Chief Executive Officer of Lynch (since
1986);  Chairman and Chief  Executive  Officer of Gabelli  Funds,  Inc.,  (since
1980), an investment adviser and holding company for subsidiaries engaged in various aspects of the securities business (including GAMCO Investors, Inc. of which he is Chief Executive Officer); Director/Trustee and/or officer of The Treasurer's Fund (Since 1997), Gabelli International Growth Fund, Inc. (since
1995), Gabelli Capital Series Funds, Inc. (since 1994), Gabelli Global Multimedia Trust Inc. (since 1994), Gabelli Gold Fund, Inc. (since 1994), The Gabelli Global Series Funds, Inc. (since 1993), Gabelli Investor Funds, Inc. (since 1993), Gabelli Equity Series Funds, Inc. (since 1991), The Gabelli Value Fund Inc. (since 1989), The Gabelli Convertible Securities Fund, Inc. (since
1989), The Gabelli Equity Trust Inc. (since 1986), The Gabelli Money Market Funds (since 1992), The Gabelli Growth Fund (since 1987) and The Gabelli Asset Fund (since 1986).

         MARC J. GABELLI,  Portfolio  Manager of GAMCO  Investors,  Inc.  (since
1993), an investment advisor; Vice President of Research of Gabelli & Company, Inc. (since 1993), a broker-dealer; Managing Director of Gabelli Funds, Inc. (since 1996), an investment adviser and holding company for subsidiaries engaged in various aspects of the securities business; President of Gabelli Asset
Management Company International Advisory Services, Ltd. (since 1995), an advisor to an offshore investment company; Portfolio Manager of The Gabelli Global Interactive Couch Potato Fund (since 1993), an investment company.
Previously employed at Lehman Brothers in equity research and arbitrage (1989-1993).

         ROBERT E. DOLAN, Chief Financial Officer of Lynch (since February 1992) and Controller (since May 1990); Corporate Controller of Plessey North America Corporation, formerly the United States subsidiary of a United Kingdom defense electronics/telecommunications company (1984-1989).

COMPENSATION OF DIRECTORS

         The Company is not compensating its directors at the present time, although it may do so in the future. The Company does indemnify directors pursuant to Delaware law and may reimburse them for certain out-of-pocket costs in connection with serving as directors.

EXECUTIVE COMPENSATION

         The Company has no employees and has paid no employee or executive compensation, although it may do so in the future.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Certificate of Incorporation provides that directors and officers of the Company shall be indemnified to the fullest extent of Delaware law.

         The Delaware Law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction which the director derives an improper personal benefit. The Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by Delaware Law. In addition, the Certificate of Incorporation provides that if Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or recision in the event of a breach of a director's duty of care. The Company's Certificate of Incorporation also provides that the Company shall, to the full extent permitted by Delaware Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

         The Company has no directors and officers liability insurance at this time.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted.

                              CERTAIN TRANSACTIONS

         AFC and Lynch PCS Corporation F ("LPCS"), a subsidiary of Lynch, formed a limited partnership, Aer Force Communications B, L.P. (the "Partnership") in July 1996 for the purpose of bidding for PCS licenses in the F-Block Auction. AFC, the general partner, contributed $100,200 to the Partnership for a 50.1% equity interest and LPCS, the limited partner, contributed $99,800 to the Partnership for a 49.9% equity interest. LPCS also agreed to loan the Partnership an additional $11.4 million, primarily for down-payments and to service instalment payments on PCS licenses won in the auction.

         On August 13, 1997, the Company was incorporated and prior to the effective date of the Spin Off, the Company will succeed to the rights and obligations of the Partnership. At that time, AFC will receive 1,779,301 shares of Class B Common Stock of the Company and LPCS will receive 1,772,198 shares of Class A Common Stock of the Company. Concurrently with the Spin Off, LPCS will transfer 1,417,048 shares of Class A Common Stock to Lynch shareholders and 355,150 shares of Class A Common Stock to GFI in satisfaction of LPCS's obligation to share a profits interest in LPCS's partnership interest.

         As a part of the reorganization creating the Company, AFC and LPCS will contribute an additional $125,250 and $124,750, respectively, as equity to the Company. The Company's existing indebtedness to LPCS ($7.8 million at December 1, 1997) will be converted into $7.8 million of redeemable Preferred Stock and the obligation of LPCS to make additional loans to the Company will terminate.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock effective as of the Spin Off by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Officers and (iv) all current executive officers and directors as a group.

                          ----------------------------------------------------------------------------------------------------------

                              Class A Beneficially                Class B Beneficially Owned              Total Beneficially Owned
                                      Owned
                          --------------------------------   -------------------------------------   -------------------------------

                           Shares              Percent            Shares               Percent           Shares            Percent
                          -----------       --------------   ----------------       --------------   ---------------    ------------

AFC(1)                           --                --             1,779,301                 100%         1,779,301           50.1%
Victoria G. Kane (1)             --                --             1,779,301                 100%         1,779,301           50.1%
T. Gibbs Kane, Jr. (1)           --                --             1,779,301                 100%         1,779,301           50.1%
Gabelli Funds, Inc.(2)      355,150               20.0%                  --                   --           355,150           10.0%
Mario J. Gabelli (3)        682,576               38.5%                  --                   --           682,576           19.2%
Marc J. Gabelli                  --                --                    --                   --                --            --
Robert E. Dolan (4)             235                --                    --                   --               235            --
All Directors and           682,811               38.5%           1,779,301                 100%         2,462,112           69.3%
Executive Officers as a
Group (5 in total)

(1) Victoria G. Kane is the sole shareholder of AFC and therefore shares owned by AFC are set forth in this table as owned by Victoria G. Kane.
         T. Gibbs Kane is the husband of Victoria G. Kane, and therefore shares owned by Victoria G. Kane are also set forth as owned by T. Gibbs Kane.
         T. Gibbs Kane disclaims ownership of the shares. The address of AFC, Victoria G. Kane and T. Gibbs Kane is 350 Stuyvesant Avenue, Rye, New York 10580.

(2) Mario J. Gabelli is the Chairman and Chief Executive Officer, and the principal stockholder of Gabelli Funds, Inc.

(3) Includes 255,426 shares owned directly by Mr. Gabelli (including 3,512 shares held for the benefit of Mr. Gabelli in the Lynch 401(k) Savings
         Plan), 355,150 shares held by GFI, 2,000 shares owned by a charitable foundation of which Mr. Gabelli is a trustee and 70,000 shares owned by a limited partnership in which Mr. Gabelli is the general partner and has a 20% interest. Mr. Gabelli disclaims the ownership of the shares owned by the foundation, by GFI to the extent of the minority interest in GFI held by third parties, and by the partnership except for his 20% interest therein. The address of GFI and Mr. Gabelli is 555 Theodore Fremd Avenue, Corporate Center at Rye, Rye, NY 10580.

(4) Includes 35 shares registered in the name of Mr. Dolan's children with respect to which Mr. Dolan has voting and investment power.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL

         The Company is authorized to issue 19,600,000 shares of Common Stock, $.0001 par value, and 16,000 shares of Preferred Stock, $1,000 par value. The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Certificate of Incorporation and Bylaws, and by the provisions of applicable Delaware law.

COMMON STOCK

         The Company has two classes of Common Stock authorized: Class A Common Stock and Class B Common Stock. The authorized capital stock of the Company consists of 3,600,000 shares of Class A Common Stock and 16,000,000 shares of Class B Common Stock. There are 1,772,198 shares of Class A Common Stock outstanding and held by Lynch. Concurrently with the Spin Off, 355,150 shares will be transferred to GFI and 1,417,048 shares will be transferred to shareholders of Lynch. There are 1,779,301 shares of Class B Common Stock outstanding and held by AFC. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend
Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Voting Rights

         Collectively, the shares of Class A Common Stock represent not more than 49.9% of the Company's voting interest, with each share of Class A Common Stock issued and outstanding having one vote per share (subject to downward adjustment if necessary to comply with the 49.9% maximum class vote) on all matters except the election of directors or as otherwise provided by law. The holders of the Class A Common Stock as a class will be entitled to elect members to the Company's Board of Directors (the "Class A Directors") who collectively will represent two of the five votes of the Company's Board of Directors. At the present time, the holders of the Class A Common Stock will elect two Class A Directors who will have one vote each.

         Collectively, the shares of Class B Common Stock represent at least 50.1% of the Company's voting interest, with each share of Class A Common Stock issued and outstanding having 5 votes per share (subject to upward adjustment, if necessary, to comply with the 50.1% minimum class vote), on all matters except the election of directors or as otherwise provided by law. With respect to the election of directors, the Class B Common Stock, voting together as a class, may elect up to three members of the Company's Board of Directors (the "Class B Directors"). The Class B Directors shall collectively have three full votes on each matter submitted to a vote of the Board of Directors.

Redemption By the Company

         If a holder of Class A Common Stock acquires additional shares of Class A Common Stock or otherwise is attributed with ownership of such shares that would cause the Company to violate the Entrepreneurs Requirements or the Foreign Ownership Restrictions (collectively, "FCC Violations"), the Company, at its option, may redeem that number of such shares necessary to eliminate the FCC Violation at a redemption price equal to (i) 75% of the fair market value of such shares where such holder caused the FCC Violation or (ii) 100% of the fair market value where the FCC Violation was caused by no fault of the holder.

Transfer Restriction

         The Class B Common Stock cannot be transferred, sold or otherwise disposed of to any third party, directly or indirectly, except (i) to family members, or by will or by operation of the laws of descent and devise (in which case the transferees will continue to be bound by these restrictions), (ii) such number of shares which does not exceed 10% of the Class B Common Stock outstanding as of the Spin Off, or (iii) pursuant to a transaction or series of transactions on terms and conditions which are substantially identical in the opinion of the Company's counsel to the terms and conditions made available to all holders of the Class A Common Stock, including form, type and amount of consideration per share, the availability of such consideration and the timing of payment. To the extent it deems necessary, such counsel may rely on the opinion of a nationally recognized investment banking firm in evaluating the terms of any securities or other consideration being offered.

PREFERRED STOCK

         The Company has outstanding 7,800 shares of Preferred Stock, par value $1,000 per share. The Preferred Stock (i) is entitled to preferred dividends at an annual rate of 5 shares of additional Preferred Stock for each one hundred shares of Preferred Stock outstanding, (ii) has no voting rights except as provided by law, and (iii) is entitled to be redeemed at $1,000 per share (plus accrued and unpaid dividends) on the earlier of (i) December 1, 2009, (ii) upon a change of control of the Class A or Class B Common Stock or (iii) upon the sale of one or more PCS licenses for cash or a non-cash sale which is subsequently converted into or redeemed for cash in an amount proportional to that number of persons covered by the sale of such licenses for cash, or that portion of a non-cash sale subsequently converted into or redeemed for cash, compared to the total persons covered by the Company's five initial PCS licenses, in each case based on the 1996 or most recent subsequent estimate by the United States Bureau of Census. Therefore, the number of shares redeemed shall be computed by dividing (i) the number of persons covered by the sale by
(ii) the total number of persons covered by the five initial PCS licenses owned by the Corporation.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS, DELAWARE LAW AND CONTROL GROUP REQUIREMENTS

Certificate of Incorporation and Bylaws

         Several provisions of the Company's Certificate of Incorporation and Bylaws could deter or delay unsolicited changes in control of the Company.

Delaware Takeover Statute

         The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

         Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Control Group Requirements

         In order to meet the Control Group Requirements, the Company's Certificate of Incorporation provides that the Company's Class B Common Stock, as a class, must constitute 50.1% of the voting power of the Company. The structure that the Company has adopted to ensure compliance with the Control Group Requirements will likely deter and delay unsolicited changes in control of the Company. See "Risk Factors--Government Regulation--Control Group Requirements" and "--Effect of Control by Certain Stockholders."

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Class A Common Stock is ChaseMellon Shareholder Services.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

Government Financing

         The Company is the obligor on installment payments to be made for the F-Block PCS licenses held the Company. The aggregate debt obligation of the Company to the U.S. Government pursuant to the Government Financing is approximately $15.2 million. The Company will be required to make interest expense payments based on an interest rate of 6.25%. The Company will be required to make quarterly payments of interest only for the first two years of the license and quarterly payments of interest and principal over the remaining eight years of the license term. In the event that the Company (or any of its affiliates) becomes unable to meet its obligations under the Government Financing, is involved in certain bankruptcy or insolvency proceedings or otherwise violates regulations applicable to holders of FCC licenses, the FCC could take a variety of actions, including requiring immediate repayment of amounts due under the Government Financing, repayment of certain bidding credits, revoking the Company's PCS licenses and fining the Company an amount equal to the difference between the price at which the Company acquired the licenses and the amount of the winning bid at their reauction, plus an additional penalty of three percent of the lesser of the subsequent winning bid and the Company's bid amount. There can be no assurance that the Company will be able to meet their obligations under the Government Financing or that in the event of a failure to meet such obligations, the FCC will not require immediate repayment of amounts due under the Government Financing or revoke the Company's PCS licenses. In either such event the Company may be unable to meet their obligations to other creditors.

         In connection with serving as the obligor on the payments to be made for the F-Block PCS license it holds, the Company has or must execute notes to the United States Treasury Department documenting its payment obligations and a security agreement creating a first priority security interest in favor of the FCC in the license (and the proceeds of any sale thereof) in the event of a default. The security agreement permits the Company to grant a subordinated security interest in the license to a third party.


                         FEDERAL INCOME TAX CONSEQUENCES

         The distribution by Lynch to its holders of common stock of the Class A Common Stock of the Company will be characterized as a dividend taxable as ordinary income to the extent of Lynch's current or accumulated earnings and profits. Although the value of the stock distributed as a dividend in the Spin Off will be taxable to the recipient, the Company believes that the taxable amount will be fairly small. To the extent that all or part of a distribution to a holder exceeds such holder's allocable share of Lynch's current or accumulated earnings and profits, such amount will first be treated as a return of capital that will reduce the holder's adjusted tax basis in his shares of Lynch common stock and then to the extent that the distribution exceeds such basis, such excess will be taxed as a capital gain (mid-term capital gain or long-term capital gain, depending upon whether the holder's holding period for such common stock has been more than one year or more than 18 months, respectively). Any tax liability to the Company as a result of the Spin Off is also expected to be small.

         A corporate holder will generally be entitled to a 70% dividends-received deduction with respect to distributions that are treated as dividends on shares of Lynch common stock that the corporate holder has held for at least 46 days during the 90-day period that begins 45 days before the stock becomes ex-dividend. A taxpayer's holding period for this purpose is reduced by periods during which the taxpayer's risk of loss with respect to the shares is considered diminished by reason of the existence of certain options, contracts to sell or other similar transactions. Also, the dividends-received deduction may be reduced or eliminated if a corporation has indebtedness "directly attributable to its investment" in portfolio stock.

         A corporate holder is required to reduce its basis (but not below zero) in stock by the non-taxed portion (generally the portion eligible for the dividends-received deduction described above) of an "extraordinary dividend" as defined in Section 1059 of the Internal Revenue Code, if the holder has not held such stock subject to a risk of loss for more than two years before Lynch declared, announced, or agreed to, the amount or payment of such dividend, whichever is earliest. If any part of the non-taxed portion of an extraordinary dividend has not been applied to reduce the basis as a result of the limitation on reducing basis below zero, such part will be treated as gain from the sale or exchange of stock.

         In addition, for purposes of computing its alternative minimum tax liability, a corporate holder may, in general, be required to include in its alternative minimum taxable income a portion of any dividends-received deduction allowed in computing regular taxable income.

         The foregoing does not purport to be a complete analysis of all the potential tax effects of the distribution of the Class A Common Stock of the Company, and is limited to United States federal income tax matters. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, and Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial or administrative action. In addition, the tax consequences to a particular holder (including life insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign corporations and nonresident alien individuals) may be affected by matters not discussed herein.

         BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED HEREIN DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON FEDERAL TAX LAWS, REGULATIONS, RULINGS AND DECISIONS WHICH ARE SUBJECT TO CHANGE (WHICH CHANGES MAY BE RETROACTIVE IN EFFECT), PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY RECENT, PENDING OR PROPOSED CHANGES IN THE APPLICABLE LAWS.

                              PLAN OF DISTRIBUTION


         This distribution is self underwritten; neither the Company not Lynch have employed an underwriter for the distribution of shares of Class A Common Stock in the Spin Off or to GFI. The Company will bear all expenses associated with these transactions.


                                     EXPERTS

         The financial statements of Aer Force Communications B, L.P. at June 30, 1997 and December 31, 1996, for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and the period from July 26, 1996 (inception) to June 30, 1997 appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to Aer Force Communications B, L.P.'s ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The validity of the shares of Class A Common Stock distributed in the Spin Off and to GFI will be passed upon for the Company by Olshan Grundman Frome & Rosenzweig LLP, New York, New York.

                             ADDITIONAL INFORMATION

         The Company has filed with the SEC a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act covering the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained herein or incorporated herein by reference concerning the provisions of documents are summaries of such documents, and each statement is qualified in its entirety by reference to the applicable document if filed with the SEC or attached as an appendix hereto. For further information, reference is hereby made to the Registration Statement and the exhibits filed therewith. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to the Company, at its office and telephone number as listed on page 1.

                                    GLOSSARY


1996 Act..................   Telecommunications Act of 1996.
BTA.......................   Basic  Trading  Area,  as set  forth  in  the  Rand
                             McNally  Commercial  Atlas & Marketing  Guide (123d
                             ed. 1992).
F-Block Auction...........   The  FCC  Auction  of  493  10  MHz  BTA  licenses,
                             restricted to entities  meeting  certain  financial
                             and other criteria.
Cellular..................   The     domestic      public     cellular     radio
                             telecommunications service authorized by the FCC in
                             the 824-893 MHz band, in which each of two licenses
                             per market  employs 25 MHz of  spectrum  to provide
                             service to the public.  Cellular  systems are based
                             on multiple base stations,  or "cells," that permit
                             efficient  frequency  reuse  and on  software  that
                             permits the system to hand  mobile  calls from cell
                             to cell as  subscribers  move  through the cellular
                             service area.
CDMA......................   Code  Division  Multiple  Access.  One of the three
                             leading   PCS  and  digital   cellular   technology
                             platforms.
CLEC......................   Competitive Local Exchange Carrier.
CMRS......................   Commercial  Mobile  Radio  Service.  A provider  of
                             mobile  telecommunications  services  that provides
                             communications  services  (1) to the public (2) for
                             profit,  that are (3)  interconnected to the public
                             switched  telephone  network.  The FCC has  adopted
                             rules  to  regulate  all  similarly  situated  CMRS
                             providers under similar regulations.
Common Carriers...........   Companies   which  own  or   operate   transmission
                             facilities and offer telecommunication  services to
                             the general public on a non-discriminatory basis.
CTIA......................   The    Cellular     Telecommunications     Industry
                             Association.  A trade  association in North America
                             comprised  primarily of cellular and PCS  telephone
                             service providers and some mobile satellite service
                             providers.
Digital...................   A method of storing,  processing  and  transmitting
                             information  through the use of distinct electronic
                             or optical  pulses that represent the binary digits
                             0    and    1.    Digital    transmission/switching
                             technologies   employ  a  sequence   of   discrete,
                             distinct  pulses  to  represent   information,   as
                             opposed to the continuously variable analog signal.
                             Digital   PCS   networks   will   utilize   digital
                             transmission.
ESMR......................   Enhanced  Specialized Mobile Radio Service,  an SMR
                             service   that   contemplates    expanded   digital
                             telephony   service  offerings  to  the  public  in
                             general  rather  than local  dispatch  services  to
                             specialized business subscribers.
FCC.......................   The Federal Communications Commission.
GHz.......................   Gigahertz. A unit of frequency equal to one billion
                             cycles (or hertz) per second.

GSM......................   Groupe Speciale Mobile. One of the three leading PCS
                            and digital cellular technology platforms, currently
                            widely deployed in Europe.
Handsets.................   Portable,  fixed, mobile,  wireless or transportable
                            devices used for the reception and  transmission  of
                            voice communications.
IVDS.....................   Interactive video and data service.
IXC......................   Interexchange Carrier.
LATA.....................   Local Access and Transport Areas.
LEC......................   Local Exchange Carrier.
LMDS.....................   Local Multipoint Distribution Service.
MHz......................   Megahertz.  A unit of frequency equal to one million
                            cycles (or hertz) per second.
MSS......................   Mobile Satellite Service.
MTA......................   Major Trading Area, as set forth in the Rand McNally
                            Commercial Atlas & Marketing Guide (123d ed. 1992).
PCS......................   Personal Communications Services.
POPs.....................   Persons  in  the  U.S.  population  based  upon  the
                            Population  Estimate Program,  and Bureau of Census,
                            Release Date March 20, 1997 unless stated otherwise.
PSAP.....................   Public Safety Answering Point.
RBOC.....................   Regional Bell Operating Company.
RF.......................   Radio Frequency.
SMR......................   Specialized Mobile Radio, a two-way mobile radio
                            telephone system used traditionally mostly for local
                            dispatch services.
TDMA.....................   Time  Division  Multiple  Access.  One of the  three
                            leading   PCS  and   digital   cellular   technology
                            platforms.
WCS......................   Wireless Communications Services.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates.

         SEC registration fee...................................$       3.54
         Legal fees and expenses.................................  20,000.00
         Accounting fees and expenses............................  15,000.00
         Transfer Agent and Registrar fees and expenses..........   4,000.00
         Miscellaneous expenses..................................   5,997.46
                                                                   ---------
                  Total.........................................$  45,000.00
------------------------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         The Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify to the extent permitted by Delaware law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Registrant. Such indemnification (other than an order by a court) shall be made by the Registrant only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, by independent legal counsel or by the stockholders. In addition, the Registrant's Certificate of Incorporation eliminates, to the extent permitted by Delaware law, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as directors.

         The Registrant's authority to indemnify its directors and officers is governed by the provisions of Section 145 of the Delaware General Corporation Law, as follows:

         (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans, references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan, and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent with respect to any employee benefit plan, its participants or beneficiaries, and a person who acted in good faith and in a manner reasonably believed to be in the interest of the participants and beneficiaries of any employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Registrant has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify the Registrant and its directors, officers and controlling persons against certain civil liabilities that may be incurred in connection with the offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         The Registrant has entered into Indemnification Agreements with each of its directors and officers whereby it has agreed to indemnify each director and officer from and against any and all expenses, losses, claims, damages and liability incurred by such director or officer for or as a result of action taken or not taken while such director was acting in his capacity as a director, officer, employee or agent of the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS.

         (a)  Exhibits:


   Exhibit Number                    Description
------------------     ---------------------------------------------------------


       3.1             Articles of Incorporation

       3.2             By-laws

       5.1             Opinion of Olshan Grundman Frome & Rosenzweig LLP

      10.1 Expenses Agreement dated as of July 31, 1996 among AER Force Communications B, L.P., a Delaware limited partnership, AER Force Communications Inc., a New York corporation, and Lynch PCS Corporation F, a Delaware corporation.

      10.2 Limited Partnership Agreement of AER Force Communications B, L.P. entered into as of July 26, 1996, by and between AER Force Communications Inc., a New York corporation, as general partner, and Lynch PCS Corporation F, a Delaware corporation, as the Initial Limited Partner.

      10.3 Loan Agreement dated as of August 12, 1996 by and between AER Force Communications B, L.P., a Delaware limited partnership, and Lynch PCS Corporation F, a Delaware corporation.

      10.4             Form of Security Agreement

      10.5             Form of Installment Payment Plan Note

      23.1             Consent of Ernst & Young LLP

      23.2             Consent  of  Olshan   Grundman  Frome  &  Rosenzweig  LLP
                       (contained in Exhibit 5.1)

ITEM 17.  UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

                      (i) For purposes of determining any liability under the Securities Act, the information omitted form the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                      (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 24th day of November, 1997.

                      EAST/WEST COMMUNICATIONS, INC.

                      By:/S/ T. Gibbs Kane, Jr.
                         --------------------
                         T. Gibbs Kane, Jr.
                         Treasurer



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE               TITLE                                       DATE
---------               -----                                       ----



/S/ Victoria G. Kane    President, Chief Executive Officer     November 25, 1997
---------------------   and Director
Victoria G. Kane



/S/ T. Gibbs Kane, Jr.  Secretary and Treasurer                November 25, 1997
---------------------
T. Gibbs Kane, Jr.

                              FINANCIAL STATEMENTS
                        AER FORCE COMMUNICATIONS B, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                A PREDECESSOR TO EAST/WEST COMMUNICATIONS, INC.)


                          Index to Financial Statements



Report of Independent Auditors..........................................................................        F-2
Audited Financial Statements
Balance Sheets at December 31, 1996 and June 30, 1997...................................................        F-3
Statements  of  Operations  for the Period  from July 26,  1996  (Inception)  to
   December 31, 1996, the Six Months Ended June 30, 1997 and the Period
   from July 26, 1996 (Inception) to June 30, 1997......................................................        F-4
Statements of Changes in Partners' Equity/(Deficit) for the Period from
   July 26, 1996 (Inception) to December 31, 1996 and the Six Months
   ended June 30, 1997..................................................................................        F-5
Statements of Cash Flows for the Period from July 26, 1996 (Inception) to
   December 31, 1996, the Six Months Ended June 30, 1997 and the Period
   from July 26, 1996 (Inception) to June 30, 1997......................................................        F-6
Notes to Financial Statements...........................................................................        F-7

Unaudited Financial Statements
Balance Sheet at September 30, 1997.....................................................................       F-11
Statements of Operations for the Period from July 26, 1996 (Inception) to September 30, 1996, and
   the Nine Months Ended September 30, 1997.............................................................       F-12
   Statements of Cash Flows for the Period from July 26, 1996 (Inception) to September 30, 1996, and
   the Nine Months Ended September 30, 1997.............................................................       F-13
Notes to Financial Statements...........................................................................       F-14

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Partners
Aer Force Communications B, L.P.

We have audited the accompanying balance sheets of Aer Force Communications B, L.P. (the "Partnership") a development stage enterprise and a predecessor to East/West Communications, Inc., as of December 31, 1996 and June 30, 1997, and the related statements of operations, partners' equity/(deficit), and cash flows for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and for the period from July 26, 1996 (inception) to June 30, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aer Force Communications B, L.P. at December 31, 1996 and June 30, 1997, and the results of its operations and its cash flows for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and the period from July 26, 1996 (inception) to June 30, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming Aer Force Communications B, L.P. will continue as a going concern. As more fully described in Note 1, the Partnership has incurred losses since inception and has not yet adopted a business plan or determined how to finance its operations and will need to obtain capital in the near future in order to fund its interest payment obligations and for working capital and general corporate purposes. These conditions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


Stamford, Connecticut
August 26, 1997, except for Note 4 as to which the date is September 25, 1997

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                                 Balance Sheets

                                                                       December 31,        June 30,      Pro Forma June 30,
                                                                           1996              1997          1997, Note 6
                                                                   -------------------------------------------------------
                                                                                                           (Unaudited)
ASSETS
Cash                                                               $                -  $           -     $     250,000
Deposit with FCC                                                         12,000,000                -                 -
PCS Licenses                                                                      -       18,957,721        18,957,721
Capitalized costs                                                                 -          226,210           226,210
                                                                   -------------------------------------------------------
Total assets                                                            $12,000,000      $19,183,931       $19,433,931
                                                                   =======================================================

Liabilities and partners' equity/(deficit)
Accrued liabilities                                                $                -   $    926,230      $    926,230
                                                                   -------------------------------------------------------
Total current liabilities                                                         -          926,230           926,230

Long-term accrued liabilities                                                     -           96,490            96,490
Due to Limited Partner                                                    1,578,500        2,977,648                 -
Long-term debt:
  Loan from Limited Partner                                              11,800,000        2,708,044                 -
  Loan from FCC                                                                   -       15,166,177        15,166,177

Redeemable preferred stock                                                        -                -         5,685,692

Common stock                                                                      -                -               355
Additional paid-in capital                                                        -                -           449,645
Accumulated deficit                                                               -                -       (2,890,658)

General Partner's equity accumulated during the development
stage                                                                        84,415           71,293                 -
Limited Partner's deficit accumulated during the development
stage                                                                   (1,462,915)      (2,761,951)                 -
                                                                   -------------------------------------------------------
Total partners'/stockholders' deficit accumulated during the
development stage                                                       (1,378,500)      (2,690,658)                 -
                                                                   -------------------------------------------------------
Total liabilities and partners'/stockholders' deficit                   $12,000,000      $19,183,931       $19,433,931
                                                                   =======================================================
See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                            Statements of Operations

                                                                   JULY 26, 1996
                                                                  (INCEPTION) TO        Six months        July 26, 1996
                                                                   DECEMBER 31,           ended           (inception) to
                                                                       1996           June 30, 1997       June 30, 1997
                                                                -----------------------------------------------------------

 Interest expense including commitment fees                        $(1,578,500)        $(1,312,158)        $(2,890,658)
                                                                -----------------------------------------------------------
         Net loss                                                  $(1,578,500)        $(1,312,158)        $(2,890,658)
                                                                ===========================================================

 Net loss allocated to general partner (1%)                        $   (15,785)      $     (13,122)      $     (28,907)
                                                                ===========================================================

 Net loss allocated to limited partner (99%)                       $(1,562,715)        $(1,299,036)        $(2,861,751)
                                                                ===========================================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

               Statements of Changes in Partners' Equity/(Deficit)

FOR THE PERIOD FROM JULY 26, 1996 (INCEPTION) TO DECEMBER 31, 1996 AND THE SIX MONTHS ENDED JUNE 30, 1997


                                                                Partners'
                                                                 Equity/
                                                                (Deficit)
                                                            ------------------

Capital contributions                                         $    200,000
         Net loss                                              (1,578,500)
                                                            ------------------
Balance at December 31, 1996                                   (1,378,500)

         Net loss                                              (1,312,158)
                                                            ------------------
Balance at June 30, 1997                                      $(2,690,658)
                                                            ==================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                            Statements of Cash Flows

                                                                   JULY 26, 1996
                                                                  (INCEPTION) TO        Six months        July 26, 1996
                                                                   DECEMBER 31,           ended           (inception) to
                                                                       1996           June 30, 1997       June 30, 1997
                                                                -----------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                         $   (1,578,500)      $  (1,312,158)       $ (2,890,658)
Interest accrued, including commitment fees                           1,578,500           1,312,158           2,890,658
                                                                -----------------------------------------------------------
Net cash provided by operating activities                                     -                   -                   -

INVESTING ACTIVITIES
(Deposits with) refunds from the FCC                                (12,000,000)         10,104,228         (1,895,772)
Purchase of PCS licenses                                                      -          (1,012,272)        (1,012,272)
                                                                -----------------------------------------------------------
Net cash (used in) provided by investing activities                (12,000,000)           9,091,956         (2,908,044)

FINANCING ACTIVITIES
Proceeds from the issuance of loans from the Limited
         Partner                                                    11,800,000            1,012,272         12,812,272
Repayment of loans from the Limited Partner                                  -         (10,104,228)        (10,104,228)
Capital contributions                                                  200,000                   -             200,000
                                                                -----------------------------------------------------------
Net cash provided by (used in) financing activities                 12,000,000          (9,091,956)          2,908,044

Net change in cash                                                           -                   -                   -
Cash at beginning of period                                                  -                   -                   -
                                                                -----------------------------------------------------------
Cash at end of period                                             $          -       $           -       $           -
                                                                ===========================================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                          Notes to Financial Statements

                       December 31, 1996 and June 30, 1997



1.       ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Aer Force Communications B, L.P. ("the Partnership") was formed in July 1996 to bid for personal communications services ("PCS") licenses in the Federal Communications Commission's ("FCC") F-Block auction. East/West Communications, Inc. was incorporated on August 13, 1997 and will succeed to the rights and obligations of the Partnership. PCS is a second generation digital wireless service utilizing voice, video or data devices that allow people to communicate at anytime and virtually anywhere. Over the past three years, the FCC auctioned off PCS licenses, a total of 120 MHZ of spectrum, falling within six separate frequency blocks labeled A through F. Frequency blocks C and F were designated by the FCC as "entrepreneurial blocks." Certain qualifying small businesses including the Partnership were afforded bidding credits in the auctions as well as government financing of the licenses acquired. The Partnership won five licenses in 1997 to provide personal communications services over 10Mhz of spectrum to a population of approximately 21 million, including Los Angeles and Washington, D.C. Aer Force Communications Inc. is the General Partner of the
Partnership with a 50.1% equity interest. Lynch PCS Corporation F, a wholly-owned subsidiary of Lynch Corporation ("Lynch"), a publicly held company, is the Limited Partner of the Partnership with a 49.9% equity interest.

BASIS OF PRESENTATION

The financial statements are prepared in conformity with generally accepted accounting principals applicable to a development stage enterprise.

The Partnership's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amount and classifications of liabilities that may result from the possible inability of the Partnership to continue as a going concern.

The Partnership believes that its PCS licenses have substantial potential. However, the Partnership has not yet adopted a business plan or determined how to finance its operations because of uncertainty relating to PCS. Therefore, the Partnership has not yet determined whether to develop its PCS licenses on its own, joint venture its licenses with other PCS or wireless telephone licensees or operators, or sell some or all of its licenses. The Partnership expects to continually evaluate these factors and adopt a business plan once the financing, regulatory and market aspects of PCS are less uncertain.

The Partnership has incurred losses since inception and will need to obtain capital in the near future in order to fund its interest payment obligations and for working capital and general corporate purposes. The Partnership has determined to convert from a limited partnership to a corporation (the
"Corporation") before the spin-off described in Note 6. There can be no assurance that the Corporation can raise sufficient capital to fund its obligations and finance the construction of its networks. Accordingly, the lack of funding creates substantial doubt about the Partnership's ability to continue as a going concern.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)

1. ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE SERVICES

The Partnership has no employees. The Limited Partner provided the Partnership, at its request, with certain services in connection with the Partnership's bidding for PCS licenses in the FCC auction in late 1996 through early 1997. Aside from that matter, neither the General Partner nor the Limited Partner provided the Partnership with a substantial amount of services. Neither partner charged the Partnership for the services provided, as such amounts are not significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period.
Actual results could differ from those estimates.

CAPITALIZED COSTS

Interest charges including commitment fees incurred prior to the granting of the licenses have been expensed. Subsequent to the license grant date, and until operations commence, all interest charges and commitment fees on outstanding loan balances will be capitalized. These costs will be amortized over the remaining life of the respective loan when the Partnership commences operations. Capitalized interest, included in capitalized costs, amounted to $133,793. Total interest charges amounted to $355,638 and $1,053,804, respectively, for the six months ended June 30, 1997 and for the period from July 26, 1996 (inception) to June 30, 1997.

The FCC licenses will be amortized over a period, consistent with the industry standard, not to exceed 40 years, which will begin when operations commence.

INCOME TAXES

The results of operations of the Partnership are included in the taxable income or loss of the individual partners and, accordingly, no tax provision has been recorded.

2. RELATED PARTIES

Due to Limited Partner represents amounts due for interest, including commitment fees, on the loan outstanding which will be repaid according to the terms of the loan.

3. PARTNERSHIP AGREEMENT

The Partnership was formed in July 1996 to bid for PCS licenses in the "F-Block" auction. The General Partner contributed $100,200 to the Partnership for a 50.1% equity interest and the Limited Partner contributed $99,800 to the Partnership for a 49.9% equity interest.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)

3. PARTNERSHIP AGREEMENT (CONTINUED)

Under the terms of the Partnership Agreement all items of deduction with respect to interest expense and commitment fees are allocated 99% to the Limited Partner and 1% to the General Partner. All profits of the Partnership are allocated 99% to the Limited Partner and 1% to the General Partner until the aggregate amount of all profits allocated to the Limited Partner and General Partner equal the items of deduction with respect to interest expense and commitment fees. Subsequently, all profits and losses will be allocated to the Limited Partner and General Partner in proportion to their respective interests, 49.9% and 50.1%, respectively.

4. LONG-TERM DEBT

Long-term debt consists of:

                                                                                           DECEMBER 31,       June 30,
                                                                                               1996             1997
                                                                                        -----------------------------------

    The Limited Partner loan at a fixed rate of 15% due in 2001                            $11,800,000     $  2,708,044

    FCC  financing of PCS licenses  awarded in the following  markets and mature in 2007:
         Los Angeles, CA                                                                             -        3,579,000
         Washington, D.C.                                                                            -        7,068,000
         Sarasota, FL                                                                                -        1,322,400
         Reno, NV                                                                                    -        1,429,800
         Santa Barbara, CA                                                                           -        1,766,977
                                                                                        -----------------------------------
                                                                                                     -       15,166,177
                                                                                        -----------------------------------
                                                                                           $11,800,000      $17,874,221
                                                                                        ===================================

In connection with the PCS "F-Block" auction, $12.0 million was deposited with the FCC of which $11.8 million was borrowed from the Limited Partner under a line of credit which is due and payable in five years. The interest rate on the outstanding borrowings under the line is fixed at 15%; additionally, a commitment fee of 20% per annum is being charged on the total line of credit which is $11.4 million at June 30, 1997. The amounts due to the Limited Partner, including accrued interest and commitment fees, at December 31, 1996 and June 30, 1997 are $13.4 million and $5.7 million, respectively. In January 1997, $10.1 million of this loan was repaid to the Limited Partner with the deposit returned by the FCC.

Under a recapitalization of the Partnership that is currently being considered, the total amount due to the Limited Partner would be converted to newly created 5% Redeemable Preferred Stock. This Preferred Stock including accumulated dividends would be mandatorily redeemable on October 1, 2009 (See Note 6).

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)

4. LONG-TERM DEBT (CONTINUED)

All of the FCC financing bears interest at 6.25% per annum. Quarterly interest payments of $236,972 are required for the first two years of the license and quarterly payments of principal and interest of $605,879 are required over the remaining eight years of the license term. These loans are secured by the licenses granted. In April 1997, the FCC suspended the interest payments on the debt. On September 25, 1997, the FCC indicated that such interest payments will be resumed beginning March 31, 1998 with the suspended payments being made in eight installments in addition to regular interest payments.

There were no cash payments for interest for the periods ended December 31, 1996 and June 30, 1997.

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1997--$0 million, 1998--$0 million, 1999--$0.743 million, 2000--$1.558 million and 2001--$1.658 million.

5. LEGAL MATTERS

The United States Department of Justice has initiated an investigation to determine whether there has been bid rigging and market allocation for licenses auctioned by the FCC for PCS. The Partnership, together with various other bidders in the PCS auctions, has received a civil investigative demand ("CID") requesting documents and information relating to bidding, and in June 1997, the Partnership complied with the CID. The Partnership is not aware of what further action, if any, the Justice Department or the FCC may take and can not estimate its exposure, if any, at this time.

6. SUBSEQUENT EVENTS

The Partnership has determined to convert from a limited partnership to a corporation (the "Corporation") before the contemplated spin-off under which the General Partner would receive 50.1% of the common stock of the Corporation and the Limited Partner, would receive 49.9% of the Common Stock of the Corporation. It is also contemplated that the partners would make an additional capital contribution to the Partnership of $250,000 in the aggregate and that the indebtedness (including accrued interest and commitment fees) owed by the Corporation to the Limited Partner ($5.7 million at June 30, 1997) would be converted into an equivalent principal amount of redeemable Preferred Stock of the Corporation and the Limited Partner's obligation to make further loans to the Partnership would terminate. The Preferred Stock is entitled to preferred dividends at an annual rate of 5 shares of additional Preferred Stock for each one hundred shares of Preferred Stock outstanding, has no voting rights except as provided by law, and is entitled to be redeemed at $1,000 per share plus accrued and unpaid dividends, on November 1, 2009, or earlier upon certain circumstances. The Partnership has been informed by the Limited Partner that a portion of the common stock of the Corporation to be received by it is expected to be spun-off to the shareholders of its parent company.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                                 Balance Sheets
                                   (Unaudited)

                                                                                                           Pro Forma
                                                                                    September 30,      September 30, 1997
                                                                                         1997             (see Notes)
                                                                                 ---------------------------------------

ASSETS
Cash                                                                             $              -         $     250,000
Deposit with FCC                                                                                -                     -
PCS Licenses                                                                           18,957,721            18,957,721
Capitalized costs                                                                         785,402               785,402
                                                                                 ------------------------------------------
Total assets                                                                          $19,743,123           $19,993,123
                                                                                 ==========================================

LIABILITIES AND PARTNERS' EQUITY/(DEFICIT)
Accrued liabilities                                                              $              -     $               -
                                                                                 ------------------------------------------
Total current liabilities                                                                       -                     -

Long-term accrued liabilities                                                             338,532               338,532
Due to Limited Partner                                                                  3,702,716                     -
Long-term debt:
  Loan from Limited Partner                                                             3,634,274                     -
  Loan from FCC                                                                        15,166,177            15,166,177

Redeemable preferred stock                                                                      -             7,336,990

Common stock                                                                                    -                   355
Additional paid-in capital                                                                      -               449,645
Accumulated deficit                                                                             -           (3,298,576)

General Partner's equity accumulated during the development stage                          67,214                     -
Limited Partner's deficit accumulated during the development stage                    (3,165,790)                     -
                                                                                 ------------------------------------------
Total partners'/stockholders' deficit accumulated during the development
stage                                                                                 (3,098,576)                     -
                                                                                 ------------------------------------------
Total liabilities and partners'/stockholders' deficit                                 $19,743,123           $19,993,123
                                                                                 ==========================================

See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                            Statements of Operations
                                   (Unaudited)

                                                           JULY 26, 1996          Nine Months
                                                          (INCEPTION) TO             Ended
                                                           SEPTEMBER 30,         September 30,
                                                               1996                   1997
                                                      ---------------------------------------------


 Interest expense including commitment fees           $(556,167)             $ (1,720,076)
                                                      ---------------------------------------------
         Net loss                                     $(556,167)             $ (1,720,076)
                                                      =============================================

 Net loss allocated to general partner (1%)           $    (5,562)           $     (17,201)
                                                      =============================================

 Net loss allocated to limited partner (99%)          $(550,605)             $(1,702,875)
                                                      =============================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                            Statements of Cash Flows
                                   (Unaudited)

                                                                                   JULY 26, 1996          Nine Months
                                                                                  (INCEPTION) TO             Ended
                                                                                   SEPTEMBER 30,         September 30,
                                                                                       1996                   1997
                                                                              ---------------------------------------------

OPERATING ACTIVITIES
Net loss                                                                           $    (556,167)         $ (1,720,076)
Interest accrued, including commitment fees                                             (556,167)           (1,720,076)
                                                                              ---------------------------------------------
Net cash provided by operating activities                                                       -                     -

INVESTING ACTIVITIES
(Deposits with) refunds from the FCC                                                 (12,000,000)            10,104,228
Purchase of PCS licenses                                                                        -           (1,895,772)
                                                                              ---------------------------------------------
Net cash (used in) provided by investing activities                                  (12,000,000)             8,208,456

FINANCING ACTIVITIES
         Proceeds from the issuance of loans from the Limited Partner                  11,800,000             1,895,772
         Repayment of loans from the Limited Partner                                   -                    (10,104,228)
         Capital contributions                                                         200,000                        -
                                                                              ---------------------------------------------
         Net cash provided by (used in) financing activities                           12,000,000            (8,208,456)

         Net change in cash                                                            -                              -
         Cash at beginning of period                                                   -                              -
                                                                              ---------------------------------------------
         Cash at end of period                                                     $               -      $           -
                                                                              =============================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                          Notes to Financial Statements
                                   (Unaudited)

                  For the period from July 26, 1996 (inception) to September 30, 1996 and the nine month period ending September 30, 1997


1.       ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Aer Force Communications B, L.P. ("the Partnership") was formed in July 1996 to bid for personal communications services ("PCS") licenses in the Federal Communications Commission's ("FCC") F-Block auction. East/West Communications, Inc. was incorporated on August 13, 1997 and will succeed to the rights and obligations of the Partnership. PCS is a second generation digital wireless service utilizing voice, video or data devices that allow people to communicate at anytime and virtually anywhere. Over the past three years, the FCC auctioned off PCS licenses, a total of 120 MHZ of spectrum, falling within six separate frequency blocks labeled A through F. Frequency blocks C and F were designated by the FCC as "entrepreneurial blocks." Certain qualifying small businesses including the Partnership were afforded bidding credits in the auctions as well as government financing of the licenses acquired. The Partnership won five licenses in 1997 to provide personal communications services over 10Mhz of spectrum to a population of approximately 21 million, including Los Angeles and Washington, D.C. Aer Force Communications Inc. is the General Partner of the
Partnership with a 50.1% equity interest. Lynch PCS Corporation F, a wholly-owned subsidiary of Lynch Corporation ("Lynch"), a publicly held company, is the Limited Partner of the Partnership with a 49.9% equity interest.

BASIS OF PRESENTATION

The financial statements are prepared in conformity with generally accepted accounting principals applicable to a development stage enterprise for interim financial information. Accordingly, they do not include all of the information and footnotes required for generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The Partnership's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amount and classifications of liabilities that may result from the possible inability of the Partnership to continue as a going concern.

The Partnership believes that its PCS licenses have substantial potential. However, the Partnership has not yet adopted a business plan or determined how to finance its operations because of uncertainties relating to PCS. Therefore, the Partnership has not yet determined whether to develop its PCS licenses on its own, joint venture its licenses with other PCS or wireless telephone licensees or operators, or sell some or all of its licenses. The Partnership expects to continually evaluate these factors and adopt a business plan once the financing, regulatory and market aspects of PCS are less uncertain.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)
                                   (Unaudited)


1. ACCOUNTING POLICIES (CONTINUED)

The Partnership has incurred losses since inception and will need to obtain capital in the near future in order to fund its interest payment obligations and for working capital and general corporate purposes. The Partnership has determined to convert from a limited partnership to a corporation (the
"Corporation") before the spin-off described in Note 6. There can be no assurance that the Corporation can raise sufficient capital to fund its obligations and finance the construction of its networks. Accordingly, the lack of funding creates substantial doubt about the Partnership's ability to continue as a going concern.

2. RELATED PARTIES

Due to Limited Partner represents amounts due for interest, including commitment fees, on the loan outstanding which will be repaid according to the terms of the loan.

3. PARTNERSHIP AGREEMENT

The Partnership was formed in July 1996 to bid for PCS licenses in the "F-Block" auction. The General Partner contributed $100,200 to the Partnership for a 50.1% equity interest and the Limited Partner contributed $99,800 to the Partnership for a 49.9% equity interest.

Under the terms of the Partnership Agreement all items of deduction with respect to interest expense and commitment fees are allocated 99% to the Limited Partner and 1% to the General Partner. All profits of the Partnership are allocated 99% to the Limited Partner and 1% to the General Partner until the aggregate amount of all profits allocated to the Limited Partner and General Partner equal the items of deduction with respect to interest expense and commitment fees. Subsequently, all profits and losses will be allocated to the Limited Partner and General Partner in proportion to their respective interests, 49.9% and 50.1%, respectively.

4. LONG-TERM DEBT

Long-term debt consists of:

                                                                                      SEPTEMBER 30,       September 30,
                                                                                           1996                1997
                                                                                   ----------------------------------------

    The Limited Partner loan at a fixed rate of 15% due in 2001                         $11,800,000        $  3,634,274
    FCC financing of PCS licenses awarded in the following markets and mature in 2007:
         Los Angeles, CA                                                                          -           3,579,000
         Washington, D.C.                                                                         -           7,068,000
         Sarasota, FL                                                                             -           1,322,400
         Reno, NV                                                                                 -           1,429,800
         Santa Barbara, CA                                                                        -           1,766,977
                                                                                   ----------------------------------------
                                                                                                  -          15,166,177
                                                                                   ----------------------------------------
                                                                                        $11,800,000         $18,800,451
                                                                                   ========================================

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)
                                   (Unaudited)


4. LONG-TERM DEBT (CONTINUED)

In connection with the PCS "F-Block" auction, $12.0 million was deposited with the FCC of which $11.8 million was borrowed from the Limited Partner under a line of credit which is due and payable in five years. The interest rate on the outstanding borrowings under the line is fixed at 15%; additionally, a commitment fee of 20% per annum is being charged on the total line of credit which is $11.4 million at September 30, 1997. The amounts due to the Limited Partner, including accrued interest and commitment fees, at September 30, 1996 and 1997 are $12.4 million and $7.3 million, respectively. In January 1997, $10.1 million of this loan was repaid to the Limited Partner with the deposit returned by the FCC.

Under a recapitalization of the Partnership that is currently being considered, the total amount due to the Limited Partner would be converted to newly created 5% Redeemable Preferred Stock. This Preferred Stock including accumulated dividends would be mandatorily redeemable on November 1, 2009 (See Note 6).

All of the FCC financing bears interest at 6.25% per annum. Quarterly interest payments of $236,972 are required for the first two years of the license and quarterly payments of principal and interest of $605,879 are required over the remaining eight years of the license term. These loans are secured by the licenses granted. In April 1997, the FCC suspended the interest payments on the debt. On September 25, 1997, the FCC indicated that such interest payments will be resumed beginning March 31, 1998 with the suspended payments being made in eight installments in addition to regular interest payments.

There were no cash payments for interest for the periods ended September 30, 1997 and 1996.

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1997--$0 million, 1998--$0 million, 1999--$0.743 million, 2000--$1.558 million and 2001--$1.658 million.

5. LEGAL MATTERS

The United States Department of Justice has initiated an investigation to determine whether there has been bid rigging and market allocation for licenses auctioned by the FCC for PCS. The Partnership, together with various other bidders in the PCS auctions, has received a civil investigative demand ("CID") requesting documents and information relating to bidding, and in June 1997, the Partnership complied with the CID. The Partnership is not aware of what further action, if any, the Justice Department or the FCC may take and can not estimate its exposure, if any, at this time.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)
                                   (Unaudited)

6. SUBSEQUENT EVENTS

The Partnership has determined to convert from a limited partnership to a corporation (the "Corporation") before the contemplated spin-off under which the General Partner would receive 50.1% of the common stock of the Corporation and the Limited Partner, would receive 49.9% of the Common Stock of the Corporation. It is also contemplated that the partners would make an additional capital contribution to the Partnership of $250,000 in the aggregate and that the indebtedness (including accrued interest and commitment fees) owed by the Corporation to the Limited Partner ($7.3 million at September 30, 1997) would be converted into an equivalent principal amount of redeemable Preferred Stock of the Corporation and the Limited Partner's obligation to make further loans to the Partnership would terminate. The Preferred Stock is entitled to preferred dividends at an annual rate of 5 shares of additional Preferred Stock for each one hundred shares of Preferred Stock outstanding, has no voting rights except as provided by law, and is entitled to be redeemed at $1,000 per share plus accrued and unpaid dividends, on November 1, 2009, or earlier upon certain circumstances. The Partnership has been informed by the Limited Partner that a portion of the common stock of the Corporation to be received by it is expected to be spun-off to the shareholders of its parent company.